UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

XTI Aircraft Company
(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00007

Delaware	37-1589087
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

Centennial Airport c/o XTI Aircraft Company 7625 S. Peoria Street, Unit D11 Englewood, CO 80112	80112
(Address of principal executive offices)	(Zip Code)

(303) 503-5660
Registrant’s telephone number, including area code

Common Stock, par value $0.001 per share
(Title of each class of securities issued pursuant to Regulation A)

TABLE OF CONTENTS

DESCRIPTION OF XTI’s BUSINESS	- 1 -

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	- 5 -

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES	- 16 -

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS	- 21 -

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	- 23 -

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2022 AND DECEMBER 31, 2021	- 32 -

In this Annual Report, references to “XTI,” “we,” “us,” “our,” or the “Company” mean XTI Aircraft Company.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ii

DESCRIPTION OF XTI’S BUSINESS

XTI Aircraft Company (“XTI” or the “Company”) is an aircraft development and manufacturing company. Headquartered in Englewood, Colorado, the Company is developing a vertical takeoff and landing (“VTOL”) aircraft that takes off and lands like a helicopter and cruises like a fixed-wing business aircraft. Our initial model, the TriFan 600, is a six-seat aircraft whose mission is to provide point-to-point air travel over distances of up to 700 miles, fly at twice the speed of a helicopter and cruise at altitudes up to 25,000 feet.

We believe the TriFan 600 will be one of the first VTOL aircraft that offers the speed and comfort of a business aircraft and the range and versatility of VTOL for a wide range of customer applications, including private aviation for business and high net worth individuals, emergency medical services, and commuter and regional air travel.

The Company was incorporated in October 2009, and operations began in the fourth quarter of 2012. Since then, we have been engaged primarily in developing the design and engineering concepts for the TriFan 600, building and testing a two-thirds scale unmanned version of the TriFan 600, generating pre-orders for the TriFan 600, and seeking funds from investors to enable the Company to build full-scale piloted prototypes of the TriFan 600, and to eventually engage in commercial development of the TriFan 600.

TriFan 600

We believe that the target TriFan 600 design will provide unique advantages over existing helicopters, turboprop and light jet aircraft. Since the aircraft will take off and land vertically, we anticipate that the TriFan 600 will generate significant time savings on a typical 500-mile trip by traveling point-to-point or utilizing more convenient existing ground and airspace infrastructure (such as helipads) to avoid or reduce the time traveling on the ground to and from an airport. The TriFan 600 will also have the capability to take off and land conventionally if a runway is available. This added ability increases range and payload and expands utility.

We plan to either assemble the TriFan 600 aircraft in-house with supplier-provided components or engage a third-party manufacturer to assemble the aircraft. By combining existing and future state-of-the-art technologies and components (including turbine engines, composites, software, advanced propulsion and fuel systems) into our patented proprietary design, we believe the TriFan 600 will be a commercially successful aircraft for the business and other aviation markets described below.

Engineering and Development to Date

We plan to seek FAA certification of the TriFan 600 as a fixed-wing, VTOL aircraft. Initial concept and engineering analysis for the TriFan 600 was completed in April 2014. We built a 65% scale prototype and in May 2019 began initial hover tests. The prototype was successfully hover-tested multiple times. Subsequent to raising private funding during 2021, we hired a number of engineers (employees and consultants) to establish our core engineering organization. Additionally, we retained consulting firms to provide specialized engineering technical knowledge to complement our team.

We completed our preliminary design review (“PDR”) in 2022, a phase which sets the stage for the next evolution of design development and high-level test plan development. We updated the exterior design of the TriFan 600, including the wing fans location and the horizontal tail, all of which had a positive impact on the performance and efficiency of the aircraft. Design and engineering for other systems, including the propulsion system, landing gear, cockpit visibility, cabin sizing and structural integrity were also advanced significantly during 2021 and 2022. The Company plans to bring to market the TriFan 600 using two turboshaft engines with 100% sustainable aviation fuel (“SAF”) capability. We are continuously monitoring the technical advances in hybrid-electric technologies for aircraft – both hydrogen fuel cells and batteries -- and will incorporate that when the technology, regulatory path, batteries, and hydrogen/charging infrastructure mature sufficiently.

The PDR phase included the identification of the Company’s supply chain. The team, through the design phase, has identified and started negotiating with key suppliers globally to support each of the components or systems of the TriFan 600, requesting proposals from each. Consequently, a baseline bill-of-materials (“BOM”) has been established.

The current development design review phase (“DDR”) of the program includes further interactions with suppliers to develop and mature major structures and systems of the aircraft. With input from industry leading suppliers, all systems of the TriFan 600 can be incorporated into the airframe to deliver a fully integrated solution. Fulfillment of this phase paves the way for approving engineering designs used to build the aircraft. The DDR phase also includes ongoing communication with the FAA to discuss and maintain awareness of the Company’s compliance with federal regulations.

The next target milestones include critical design review (“CDR”) and building and preliminary testing of a full-scale flight test aircraft. Achieving these milestones, along with building additional full-scale flight test aircraft, is fully dependent on XTI raising additional financing subsequent to the date of this filing.

Following the completion of the first full-scale flight test aircraft, certification from the FAA is expected to take an additional eighteen months to achieve. The Company anticipates FAA certification of the TriFan 600 in 2027.

The Market

In today’s regional air travel market, customers have two choices – either a fixed-wing airplane which requires a runway, or a helicopter which is slow, expensive, and range limited. What we intend to bring to market is a unique “crossover” aircraft combining the best qualities of both. Our target customers for the TriFan 600 include business jet and helicopter operators, major and regional airlines, companies who own and operate their own private jets, air medical operators and individuals. In terms of current market size, the 2022 year-end General Aviation Aircraft Shipment Reports of the General Aviation Aircraft Manufacturers Association (“GAMA”) reports total turbine business aircraft and turbine helicopter billings at approximately $26.3 billion for 2022.

We believe the differentiating performance capabilities of the TriFan 600 — the unique versatility delivered by combining the best of a helicopter and a business aircraft in one platform resulting in significant time and cost savings — will be attractive to customers and disruptive in existing markets. As of the date of this filing, we have conditional executed aircraft orders, reservations, and options for the delivery of 711 aircraft. Customers making reservation deposits are not obligated to purchase aircraft until they execute a definitive purchase agreement. Customers may request a return of their refundable deposits any time up until the execution of a purchase agreement. These conditional orders and reservations represent the potential for approximately $7 billion in future gross revenue upon delivery of those aircraft, assuming all of these conditional orders and reservations result in aircraft deliveries.

In contrast to the eVTOL (electric vertical takeoff and landing) aircraft, essentially short-range air taxis for urban transport being developed by other companies, the TriFan 600 will have significantly greater range of 700 miles plus the flexibility to take off and land either vertically or conventionally This offers true regional connectivity. With our initial configuration of two turboshaft engines, we expect that our customers will be able to use much of the existing infrastructure on the ground, including more than 5,000 existing helipads in the U.S. alone, as well as other landing areas where it is safe and legal to land and take off, including job sites, grassy areas, driveways, back yards, other paved and improved surfaces, hospital helipads and regional airports. This flexibility in takeoff and landing sites will be a significant competitive advantage over eVTOL aircraft because eVTOL aircraft depend on the availability of battery or hydrogen charging infrastructure which is largely undeveloped. The TriFan 600 will provide increased connectivity between communities as well as generate time savings for travelers. As technology matures, we envision a transition to hybrid-electric propulsion in our pursuit of taking aviation to a greener future. We believe our phased, measured-risk approach is prudent given the lack of technology readiness of battery and hydrogen propulsion, slow regulatory guidance regarding novel propulsion technologies, and expected long timelines to develop a widespread charging network. With time, we also expect to benefit from the expected expansion of the landing pads, vertiports, and other VTOL aircraft infrastructure that will accommodate the eVTOL air taxis. We anticipate owners and users of the TriFan will be able to access many of those facilities, which should allow XTI to participate to some extent in the upcoming and not yet established Advanced Air Mobility (AAM) market.

Competition

When the TriFan 600 goes into production, we intend it will compete with other aircraft manufacturers by providing our customers with what we believe is a unique “crossover” aircraft with superior performance capabilities at a competitive purchase price. We believe the TriFan 600 will be one of a small number of aircraft that offers the speed, range and comfort of a business aircraft with the versatility of VTOL. Flying greater distances and on average at twice the speed of competing helicopters, we expect the TriFan 600 to offer lower direct operating costs (cost per flight hour) and be able to fly almost twice as many missions; hence we expect it will generate additional revenue for airlines and aircraft operators.

As of the date of this filing, the base price of the TriFan 600 aircraft is approximately $9.9 million. The announced price for our only known direct competitor for a civilian fixed-wing VTOL aircraft, the AW609 tiltrotor, is between $20 million and $30 million. While the currently announced configuration of the AW609 will carry one or two more passengers, we believe the TriFan 600 will have direct operating cost and performance advantages.

The TriFan 600’s $9.9 million base price falls within the price range ($6.5 million - $12 million) for many of the business airplanes with whom we expect the TriFan 600 to compete. Unlike the TriFan 600, these airplanes require runways for takeoff and landing which add to total trip time. The $9.9 million base price is above the initial purchase price range ($5.5 million to $8.2 million) for helicopters with whom the TriFan 600 expects to compete. However, the TriFan 600 can complete missions at approximately twice the speed of competing helicopters. Therefore, the mission time compared to helicopters is expected to be reduced by 40% - 50% and mission costs and emissions will also be reduced. As a result, we expect the TriFan 600’s five-year cost of ownership (initial base purchase price plus annual direct operating costs) to be lower than much of the helicopter competition.

Aviation Regulations

In the U.S., civil aviation is regulated by the FAA, which controls virtually every aspect of flight from pilot licensing to aircraft design and construction, and use of the public air space within the boundaries and territorial waters of the United States. The FAA requires that every civilian aircraft that flies in the U.S. carry a valid “type certificate” and airworthiness certificate issued by the FAA or a foreign civil aviation authority.

We intend to seek approval for the design of the TriFan 600 by obtaining a standard Type Certificate under Federal Aviation Regulations. The Company plans to submit its initial certification plan by the fourth quarter of 2023. The FAA will oversee extensive testing and analysis of the TriFan 600 to confirm the aircraft’s safety, stability, reliability, performance, and compliance with the applicable airworthiness standards.

In addition, once FAA issues a type certificate to the Company, we intend to apply for a production certificate to enable the Company to manufacture the TriFan in commercial quantities. TriFan 600 aircraft that are manufactured by XTI in accordance with the type certificate and the production certificate will be delivered to customers along with a certificate of airworthiness.

Since we are not permitted to deliver commercially produced aircraft to customers until any such aircraft has obtained FAA certification, no material sales revenue will be generated before receipt of FAA certification. The process of obtaining a valid type certificate, production certificate and airworthiness certificate for the TriFan 600 will take several years.

In addition to the FAA, customers’ operation of the TriFan 600 will be regulated by various state, county, and municipal agencies. Specifically, flight of the TriFan 600 will be regulated by the FAA, while the ability to take off and land will be governed by the FAA and various zoning restrictions imposed by non-federal agencies in each location where an owner of the TriFan 600 intends to operate. These restrictions vary by location. Some government and private locations in the U.S. and around the world limit or prohibit the use of aircraft. There are currently over 5,000 helipads in the U.S. where helicopters are allowed to land. Thus, we expect that customers will be able to legally land the TriFan 600 in these locations and at thousands of other paved areas or grassy areas, job sites, residential and commercial locations in the U.S. and around the world where it's safe and legal to land VTOL aircraft as well as smaller general aviation airports unavailable to conventional business aircraft and jets.

Intellectual Property

We have received a utility patent (US Patent 9,676,479) and a design patent (US Patent D741247) for a VTOL aircraft that includes a pair of ducted lift/thrust fans that are rotatably moveable between the lift and thrust positions. Based on those U.S. patents, the Company has also applied for and has been issued multiple additional foreign utility patents, including from China, Japan, Europe and Canada. We have sought to protect the intellectual property of the Company through the use of patents and trade secrets. Employee and third-party consultants have signed non-disclosure agreements with the Company which include standard provisions related to assignment of work product and other requirements to further protect its proprietary rights. We are continuing to develop intellectual property and we intend to aggressively protect our position in key technologies. We own several trademarks protecting the Company’s name and logo. Our intellectual property also includes extensive data, engineering analyses and other know-how.

We have obtained broad patent protection in both respects through the above-referenced patents. Under the European patent, we have applied for issuance of patents in the U.K., France, Germany, and Italy, where we expect the aircraft will be sold and used. Patents are also pending in Brazil.

Joint Venture Agreement with Xeriant Inc.

Effective May 31, 2021, the Company and Xeriant Inc. (“Xeriant”) entered into a Joint Venture Agreement (“Agreement”) and other ancillary agreements under which Xeriant agreed to provide up to $10 million of funding to the Joint Venture (the “Intended Contribution”) to enable XTI to complete the preliminary design review of XTI’s TriFan 600 aircraft. Xeriant provided a total of $5,407,580 of funding under the Agreement and ceased providing funding in December 2021. The Agreement and the ancillary agreements expired by their terms on May 31, 2023. Although Xeriant did not make the full Intended Contribution, it is entitled to receive a pro rata portion (5.4%) of the agreed 10% of XTI’s fully diluted common stock it would have received in exchange for its joint venture interest had it made the full Intended Contribution (the “Xeriant Exchange Obligation”).

In satisfaction of its obligations the Company will issue 5.4% of its fully diluted shares to Xeriant in exchange for Xeriant’s interest in the joint venture.

Separately, in 2022, Xeriant informed XTI that it had identified and would make an introduction to a potential business combination target. In return, the letter stated that Xeriant would have received specified financial consideration provided such combination was consummated within one year of the date of the letter. The letter expired by its terms on May 17, 2023.

Facilities

Our headquarters are located at Centennial Airport in Englewood, Colorado. This facility houses our principal executive office, finance, and other administrative activities, although our employees and consultants mostly work remotely. The lease for this facility is month-to-month. Our engineers are scattered throughout the U.S. working remotely.

We believe that our facility in Colorado meets our needs for the immediate future. However, we plan to begin a site selection process as early as the third quarter of 2023 to identify a facility located at an airport within the continental U.S. that will allow us to consolidate engineers and other administrative employees, perform flight simulations, perform propulsion rig and prototype flight tests, and potentially expand to a full production site with a facility for pilot training. It is not yet determined whether our corporate headquarters will change from the current location at Centennial Airport. We expect to move into a new facility by 2025.

Employees and Human Capital

As of the date of this filing, the Company has twelve full-time employees. As capital is raised and made available, we expect our workforce will increase to an estimated 215 employees by 2027. XTI’s human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating its existing and additional employees.

As an organization, we define ourselves by our commitment to outstanding leadership, innovative solutions for aircraft technology development, and expertise in the aviation industry. With each person’s active involvement, creativity, and ideas, we continuously drive towards achieving our goals, together.

We believe that our corporate culture and our relationships with our employees meaningfully contribute to our success. We strive to empower, engage, and celebrate diversity, authenticity, and inclusion – regardless of gender, race, ethnicity, identity, age, religion, or culture. Our goal is to maximize the impact of the XTI team by attracting, engaging, and retaining the most talented, dedicated, and passionate people. Our success will require inclusive collaboration.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results are likely to differ from those discussed in the forward-looking statements.

Business Overview

XTI Aircraft Company (“XTI” or the “Company”) is an aircraft development and manufacturing company whose mission is “to define the future of air travel.” Headquartered in Englewood, Colorado, the Company is developing a family of vertical takeoff and landing (“VTOL”) aircraft that take off and land like a helicopter and cruise like a fixed-wing business aircraft. Our initial model, the TriFan 600, is a six-seat aircraft whose mission is to provide point-to-point air travel over distances of up to 700 miles, fly at twice the speed of a helicopter and cruise at altitudes up to 25,000 feet. The final cruise altitude for achieving optimal performance to be confirmed during flight tests.

We believe the TriFan 600 will be one of the first VTOL aircraft that offers the speed and comfort of a business aircraft and the range and versatility of VTOL for a wide range of customer applications, including private aviation for business and high net worth individuals, air medical operators, and air taxi and regional air travel. The Company was incorporated in October 2009, and operations began in the fourth quarter of 2012. Since then, we have been engaged primarily in developing the design and engineering concepts for the TriFan 600, building and testing a two-thirds scale unmanned version of the TriFan 600, generating pre-orders for the TriFan 600, and seeking funds from investors to enable the Company to build full-scale piloted prototypes of the TriFan 600, obtain necessary FAA certification and to eventually engage in commercial development of the TriFan 600.

Plan of Operations and Operating Results

As of the date of this filing, we have not yet determined whether we will be (i) an original equipment manufacturer (“OEM”) and assemble the TriFan 600 with parts purchased from third-party specialized aviation component suppliers, or (ii) partner with a third-party OEM who will assemble the aircraft.

Although the main source of our revenue will be aircraft sales, revenue from training, maintenance, leasing, insurance, and aircraft maintenance programs may provide additional revenue streams.

We have hired a number of employees and consultants to accelerate the development of the aircraft. We intend to continue our development of the TriFan by engaging key supply partners, establishing vendors of key components of the full-scale Test Aircraft #1, commissioning and completing trade studies, and completing the development design review of the TriFan.

We will continue to develop an internal and external sales and marketing capability to increase awareness of the aircraft and position the Company to continue taking customer orders and deposits. We believe that increasing awareness of the aircraft and demonstrating customer demand through sales orders will enhance the Company’s ability to continue raising l capital in the future.

We have the ability to regulate our spending for aircraft development and testing, sales and marketing, and administrative support based on the amount of financing that we raise from investors. We will need additional capital to complete our development of the series of Test Aircraft and beyond as discussed below and are pursuing multiple alternatives for such funding.

XTI has a ten-year operating history and has generated no revenues since its inception. We do not believe we will be able to generate revenues without successfully completing the certification of the proposed TriFan 600 aircraft. Based on our current estimates, we will require a minimum of $500 million in capital to fully implement our proposed business plan and achieve FAA certification of the TriFan 600 by 2027.

Key Factors Affecting Our Results of Operations

We believe that the growth of our business and our future success are dependent upon many factors, including our ability to hire engineering internal and third-party resources, secure strategic partnerships with suppliers, expand the number of customer purchase orders, locate a facility for further aircraft development and testing, expand on that facility or locate to a new facility for commercial production, build-out production assembly lines in a timely manner, develop ancillary service offerings related to the TriFan 600 such as flight training, insurance programs and maintenance products, and secure the needed financing to achieve FAA certification by 2027.

While each of these areas presents significant opportunities for us, they also pose material challenges and risks that we must successfully address in order to achieve FAA certification of the TriFan 600 by 2027 and further reach our current aircraft delivery forecasts. See “Risk Factors” section below for further discussion.

Economic and Market Factors

Our operations, partners, customers and potential suppliers are subject to various global macroeconomic factors. We expect to continue to remain vulnerable to a number of industry-specific and global macroeconomic factors that may cause (i) continued challenges in securing financing to achieve FAA certification of the TriFan 600 by 2027, and (ii) our actual results of operations to differ from our historical results of operations or current expectations. The factors and trends that we currently believe are or will be most impactful to our results of operations and financial condition include the following: the ongoing downturn in the capital markets; the impact on us of significant operational challenges by third parties on which we rely; inflationary pressures; potential labor and supply chain shortages affecting us and our partners; volatile fuel prices; and changes in general economic conditions in the markets in which we operate.

Historically, our results of operations have not been materially impacted by other factors. We continue to monitor the potential favorable or unfavorable impacts of these and other factors on our business, operations, financial condition and future results of operations, which are dependent on future developments.

Impact of COVID-19 on Operations

We believe COVID-19 negatively impacted our ability to raise capital since early 2020. Limited financial resources and the cancellation of industry conferences and other marketing opportunities we believe to have limited the number of aircraft reservations and conditional purchase orders that otherwise could have been secured. In addition, we suspended further tests of our 65% scale prototype in 2020 due to the COVID-19 pandemic.

Currently, the pandemic has had some potentially positive long-term impacts on the market for private aircraft, as it has driven an increased interest in private aircraft as a means to avoid crowded airports and airlines and allowed us to hire personnel who work remotely. It is difficult to estimate whether this will continue in the future and to provide increased opportunities for XTI.

Key Components of Our Results of Operations

The following is a summary of the principal line items comprising our operating results.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the research and development of the TriFan 600 aircraft. These expenses include:

•	employee-related expenses, including salaries, and benefits for personnel engaged in research and development functions;

•	expenses incurred in connection with XTI’s research and development activities, including under agreements with third parties such as consultants and contractors; and

•	software and technology-related expenses to support computer-aided design of the aircraft, flight simulations, and other technology needs of our engineers.

Research and development costs are expensed as incurred. We expect our research and development expenses to increase significantly as we increase staffing to support aircraft engineering and software development, build aircraft prototypes and continue to explore and develop technologies.

Selling and Marketing Expenses

Selling and marketing costs include activities such as aircraft reservation procurement, public relations and business opportunity advancement. These functions mainly generate expenses relating to travel, trade show fees and costs, salaries and benefits. Selling and marketing expenses are expensed as incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs for personnel in executive, finance, corporate and business development, and administrative functions. General and administrative expenses also include legal fees relating to patent and corporate matters, including noncapitalizable transaction costs; professional fees for accounting, auditing, tax and administrative consulting services; insurance costs, facility related expenses including maintenance and allocated expenses for rent and other operating costs.

We anticipate that general and administrative expenses will increase substantially in the future as we increase our headcount to support continued research and development and commercialization of the TriFan 600.

Interest Expense

Interest expense consists primarily of (i) accrued interest relating to convertible and promissory notes, and (ii) accretion of debt discounts relating to warrants and stock options issued in conjunction with convertible notes.

Changes in Fair Value of Warrants and Xeriant Obligation

Private placement warrants and our obligation to Xeriant under the joint venture described above are recorded as liabilities and subject to remeasurement to fair value at each balance sheet date. We expect to incur an incremental income (expense) in the statements of operations for the fair value adjustments for the warrants at the end of each reporting period. The liability with respect to the joint venture will be discharged after May 31, 2023 by the issuance to Xeriant of XTI common stock in exchange for its joint venture interest. Refer to the discussion of our joint venture with Xeriant, Inc. above under the section entitled "Description of XTI’s Business – Joint Venture Agreement with Xeriant Inc.”

Results of Operations

Comparison of the Year Ended December 31, 2022 to the Year Ended December 31, 2021

The following table sets forth our audited statements of operations data for the years ended December 31, 2022 and 2021. The information has been prepared on the same basis as our audited financial statements, included elsewhere in this filing, and includes, in our opinion, all adjustments, necessary to state fairly our results of operations for these periods. This data should be read in conjunction with our financial statements included elsewhere in this filing. These results of operations are not necessarily indicative of the future results of operations that may be expected for any future period.

	Year Ended
	December 31,		Period Over Period Change
(All amounts in U.S. dollars)	2022	2021	$	%
Operating expenses:
Research and development	$2,963,873	$2,672,477	$291,396	11%
Selling and marketing	728,823	358,446	370,377	103%
General and administrative	10,668,791	14,272,349	(3,603,558)	(25)%
Total operating expenses	14,361,487	17,303,272	(2,941,785)	(17)%
Operating loss	(14,361,487)	(17,303,272)	2,941,785	(17)%
Interest expense	(376,639)	(291,569)	(85,070)	29%
Interest expense – discount accretion	(412,969)	(400,364)	(12,605)	3%
Loan cost amortization	(87,955)	(53,199)	(34,756)	65%
Income from stock option forfeitures	14,469,884	-	14,469,884	*
Change in fair value of warrant liability	11,948	(91,133)	103,081	*
Change in fair value of Xeriant obligation	330,501	(309,672)	640,173	*
Net loss	$(426,717)	$(18,449,209)	$18,022,492	(98)%

*Comparisons between positive and negative numbers and with a zero are not meaningful

Operating Expenses

Operating expenses decreased by $2,941,785, or 17%, to $14,361,487 for the year ended December 31, 2022 from $17,303,272 for the year ended December 31, 2021. The decrease was primarily driven by a decline in non-cash stock compensation expense relating to option awards of $7,904,725 included within general and administrative expenses, which was partially offset by (i) an increase in expense for the issuance warrants as compensation of $3,652,140 included with general and administrative expenses, and (ii) increases in research and development and marketing activities as we received additional financing during 2022 and 2021.

Research and Development

Research and development costs to advance development of the TriFan 600 aircraft increased by $291,396, or 11%, to $2,963,873 for the year ended December 31, 2022, from $2,672,477 for the year ended December 31, 2021. The increase was primarily attributed to the Company expanding its full-time engineering staff and hiring additional third-party consultants during July and August 2021, upon the Company securing additional financing. However, beginning in the fourth quarter of 2022, we implemented a hiring freeze and cut-back on the use of third-party consultants to conserve cash.

Selling and Marketing

Selling and marketing expenses increased by $370,377, or 103%, to $728,823 for the year ended December 31, 2022, from $358,446 for the year ended December 31, 2021. The increase was primarily driven by expanding the business development staff and increasing spend relating to (i) professional advertising and public relation services, and (ii) industry trade shows and seminars, including the Vertical Flight Society’s VTOL Symposium in San Jose, CA and the Helicopter Association International’s HELI-EXPO in Dallas, TX.

General and Administrative

General and administrative costs decreased by $3,603,558, or 25%, to $10,668,791 for the year ended December 31, 2022, from $14,272,349 for the year ended December 31, 2021. The decrease was primarily attributable to the Company issuing fewer stock options during 2022 resulting in a decline in stock compensation expense of $7,904,725. This decline was partially offset by the Company issuing warrants to a regional airline operator as part of a conditional purchase order transaction which resulted in the Company recognizing $3,652,140 in expense during 2022. We also increased spending of $649,027 during 2022 to support business growth and fundraising efforts including increases in professional services cost related to legal, information technology, human resources and finance.

Interest Expense and Interest Expense – Discount Accretion

Total interest expense including debt discount accretion increased by $97,675 from $691,933 for the year ended December 31, 2021 to $789,608 for the year ended December 31, 2022, as we recognized increased interest expense of $85,070 and accretion of debt discounts of $12,605. The increase in total interest expense was driven by convertible notes we issued during 2021 and 2022. Debt discounts are related to stock options and warrants granted in conjunction with the convertible notes.

Loan Cost Amortization

We recognized loan cost amortization expense of $87,955 and 53,199 for the years ended December 31, 2022 and 2021, respectively, relating to a convertible note that originated in April 2021.

Income from Stock Option Forfeitures

We recognized $14,469,884 in income relating to stock option forfeitures during the year ended December 31, 2022 primarily as a result of two executives departing XTI and thereby forfeiting their previous vested stock option awards back to the Company’s option plan.

Change in Fair Value of Warrants and Change in Fair Value of Xeriant Exchange Obligation

During the year ended December 31, 2022, we recognized a fair market value adjustment gain of $330,501 relating to the Xeriant Exchange Obligation arising out of the joint venture we entered into with Xeriant, Inc. in May 2021. Refer to discussion of our joint venture with Xeriant, Inc. in the section entitled "Description of XTI’s Business – Joint Venture Agreement with Xeriant Inc.” During the year ended December 31, 2022, we recognized a fair market value adjustment gain of $11,948 relating to private placement warrant liabilities.

Liquidity and Capital Resources

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs, debt service, contractual obligations and other commitments. We assess liquidity in terms of our cash flows from financing activities and their sufficiency to fund our operating and investing activities. As of December 31, 2022, our principal source of liquidity was cash and cash equivalents of $114,762.

To date, we have funded our operations primarily with proceeds from the joint venture with Xeriant, Inc. that commenced in 2021, customer reservation deposits, and issuances of common shares to private investors, and issuances of convertible and promissory notes.

Joint Venture Agreement with Xeriant Inc.

Effective May 31, 2021, the Company and Xeriant Inc. entered into a Joint Venture Agreement and other ancillary agreements under which Xeriant agreed to provide funding to enable XTI to complete the preliminary design review of XTI’s TriFan 600 aircraft. Xeriant provided a total of approximately $5,408,000 of funding to XTI under the agreement. Additional details about the joint venture agreement are described in the section entitled "Description of XTI’s Business – Joint Venture Agreement with Xeriant Inc.”

Customer Reservation Deposits

As of the date of this filing, we received conditional orders for aircraft which generated approximately $1,350,000 of cash from customer reservation deposits. These funds from customer reservation deposits will not be recorded as revenue until the orders for aircraft are delivered, which may not be for many years or at all if we do not deliver the aircraft. The deposits prioritize orders when the aircraft becomes available for delivery. Customers making deposits are not obligated to purchase aircraft until they execute a definitive purchase agreement. Customers may request a return of their refundable deposit any time up until the execution of a purchase agreement. Customers’ request for a return of their refundable deposits could adversely affect our liquidity resources and we may be financially unable to return such deposits.

Debt Financing

Since our inception through the date of this filing, we have raised approximately $7,250,000 in convertible and promissory notes financing, net of commissions.

Crowdfunding

Between July 2016 and May 2021, we completed three crowdfunding campaigns under Reg A (two campaigns) and Reg CF (one campaign) offerings. We raised approximately $2,190,000 in cash, net of commissions and other offering costs, in exchange for our common shares from these crowdfunding campaigns.

Other Equity Financing

Since our inception through the date of this filing, we have raised approximately $912,000 in cash from common stock issuances to individual private investors.

Financing Obligations and Requirements

Going Concern

As part of issuing our financial statements, we evaluated whether there were any conditions and events that raise substantial doubt about our ability to continue as a going concern over the next twelve months. Since inception, we have incurred significant operating losses, have an accumulated deficit of $32,846,429 as of December 31, 2022, and have negative operating cash flows. Management expects that operating losses and negative cash flows will continue and may increase because of additional costs and expenses related to the development of the TriFan 600 aircraft and the development of market and strategic relationships with other companies. Anticipated increases in costs and expenses will be incurred only as additional capital is secured. Our continued solvency is dependent upon our ability to obtain additional working capital to complete our aircraft development and to successfully market and achieve commerciality of our aircraft.

We intend to fund future operations through private or public equity or debt offerings and may seek additional capital through arrangements with strategic partners or from other sources. There can be no assurances, however, that additional funding will be available on terms acceptable to us, or at all. These conditions, among other factors, raise substantial doubt about our ability to continue as a going concern.

Indebtedness

As of December 31, 2022, we had $11,808,766 of current liabilities of which $5,386,751 was the Xeriant Exchange Obligation, which was convertible to equity on May 31, 2023 (see Description of XTI’s Business – Joint Venture Agreement with Xeriant Inc.), $1,349,945 in customer reservation deposits, $1,620,370 in outstanding short-term convertible and promissory notes, $767,196 in accrued interest on outstanding notes, and $2,684,504 was payables and accrued and other current liabilities.

As of December 31, 2022, we had $5,300,970 of short-term and long-term outstanding convertible and promissory notes, net of unamortized discounts and loan costs of $864,867.

See Note 4 of our financial statements included elsewhere in this filing for more information regarding our outstanding convertible and promissory notes.

Historical Cash Flows

Comparison of the Year Ended December 31, 2022 and 2021

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended
	December 31,
	2022	2021
Net cash used in operating activities	$(4,827,792)	$(4,410,327)
Net cash used in investing activities	(4,067)	(47,201)
Net cash provided by financing activities	630,225	8,651,025

Net decrease in cash	(4,201,634)	4,193,497

Cash - beginning of period	4,316,396	122,899

Cash - end of period	$114,762	$4,316,396

Net Cash Used in Operating Activities

Net cash used in operating activities during the periods indicated consisted of the following:

	For the Years Ended
	December 31,
	2022	2021
Net loss	$(426,717)	$(18,449,209)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	12,038	3,661
Amortization of intangible assets	26,597	26,326
Amortization of loan costs	87,955	53,199
Accretion of debt discount to interest expense	412,969	400,364
Warrant compensation expense	3,652,140	-
Stock compensation expense	4,563,007	12,467,732
Change in fair value of warrant liability	(11,948)	91,133
Change in fair value of Xeriant obligation	(330,501)	309,672
Income from stock option forfeitures	(14,469,884)	-
Changes in operating assets and liabilities	1,656,552	686,795
Net cash used in operating activities	$(4,827,792)	$(4,410,327)

Our cash flows used in operating activities to date have been primarily comprised of payroll, software and technology expenses, and professional services related to research and development and general and administrative activities. As we raise additional capital, we expect to increase hiring to accelerate our engineering efforts ahead of having an operational assembly facility. We further expect our cash used in operating activities to increase significantly before we start to generate any material cash flows from our operations.

For the year ended December 31, 2022, the increase in changes in operating assets and liabilities was primarily attributed to (i) the Company receiving $250,000 in proceeds from aircraft reservation deposits, (ii) an increase in accrued compensation and bonuses, and (iii) an increase in accrued interest relating to outstanding convertible and promissory notes. For the year ended December 31, 2021, the increase in changes in operating assets and liabilities was primarily attributed to the company receiving $809,975 in proceeds from aircraft reservation deposits.

Net Cash Used in Investing Activities

Net cash used in investing activities for the years ended December 31, 2022 and 2021 includes legal costs incurred relating to our patents. We also purchased $35,292 of computer equipment during the year ended December 31, 2021.

Net Cash Provided by Financing Activities

2022

On October 21, 2022, the Company entered into a convertible note agreement with an existing convertible note holder. The note has a principal amount of $600,000 and accrues interest at a rate of 10.0% per annum.

In conjunction with the convertible note, the Company issued warrants for the purchase of a total of 150,000 shares of common stock at an exercise price of $1.92. The warrants are exercisable upon the date of grant through the contractual term of 5 years. The note matures on October 21, 2025. The holder of the note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.25 per share. However, the share conversion may occur prior to October 21, 2025 at the option of the holder, or automatically converted by the Company upon the occurrence of a Qualified Financing, Qualified Business Combination, or Change of Control as defined in the note agreement. See Note 4 of our financial statements included elsewhere in this filing for more information regarding this convertible note.

During the year ended December 31, 2022, we received $50,225 in proceeds from the private placement issuance and sale of 28,700 shares of common stock at $1.75 per share.

We also repaid $20,000 in promissory notes during 2022.

2021

During the year ended December 31, 2021, we received $2,500,000 in proceeds from the issuance of convertible notes to a syndicate of individual investors. The notes have a combined principal amount of $2,500,000 and accrue interest at a rate of 4.0% per annum. In conjunction with the convertible notes, we issued stock options for the purchase of a total of 525,000 shares of common stock at an exercise price of $1.50. The options are exercisable upon the date of grant through the contractual term of 10 years. The holder of the note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The note matures on May 23, 2024. The share conversion may occur prior to May 23, 2024 upon the occurrence of XTI raising $10 million in financing, or upon a change of control. We paid $112,500 in commissions relating to the acquisition of these notes, resulting in net proceeds of $2,387,500.

During the year ended December 31, 2021, we received $225,000 in additional funding from an existing convertible note investor in exchange for a new convertible promissory note which replaced an existing convertible promissory note. The new convertible note has a principal amount of $1,254,529 with a maturity date of December 31, 2023 and bears interest at a rate of 10.0% per annum. The convertible note investor has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The share conversion may occur at any time on or before November 1, 2023.

During the year ended December 31, 2021, we received funding through the sale of common stock to investors under a Regulation CF Offering. These sales accounted for net proceeds of $460,898. When the offering closed during 2021, we also received $79,150 in funds previously held in escrow.

During the year ended December 31, 2021, we received $5,407,580 in funding from a Joint Venture Agreement with Xeriant Inc. Additional details about the joint venture agreement are described above under the section entitled "Description of XTI’s Business – Joint Venture Agreement with Xeriant Inc.”

We also received $230,000 from the private placement issuance and sale of 162,500 shares of common stock between $1.30 and $2.00 per share during the year ended December 31, 2021.

In terms of cash outflows from financing activities, we repaid $62,518 relating to a revolving line of credit with the Company’s founder, which was replaced by a new convertible note with the founder on December 31, 2021. We also repaid $76,585 in promissory notes.

Commitments and Contractual Obligations

Leases

We had an operating lease for software, which was for a 12-month term, that matured on December 10, 2022. Under the software lease, we made $112,695 in lease payments for the year ended December 31, 2022. Upon maturity of this software lease, we entered into a new replacement software lease arrangement with the same leasing company in December 2022 for another 12-month term, with monthly lease payments of $8,233 commencing in March 2023 and ending in December 2023. We will make a total of approximately $74,100 in lease payments in 2023 relating to the replacement software lease.

We lease our corporate office space in Centennial, Colorado which is a month-to-month arrangement. We pay $398 per month under this office lease.

Consulting Agreement with David Brody

We have a commitment to pay David Brody, per a 2021 agreement, a deferred compensation amount of $200,000, earned for services under a 2015 consulting arrangement, upon the Company securing $50 million in total debt and equity fundraising. We have accrued the full $200,000 amount as of December 31, 2022, which is included in Related Party Payables within the accompanying balance sheets.

Consulting Agreement with Scott Pomeroy

Effective July 1, 2022, we entered into a consulting agreement with Scott Pomeroy to serve as the Company’s CFO. In connection with the agreement as amended effective January 1, 2023, Mr. Pomeroy may be entitled to a performance bonus of $400,000, upon successful delivery of services as outlined in the agreement. We have not accrued any cash bonus amounts in our accompanying financial statements as of December 31, 2022 as no portion of the cash bonus was deemed to be earned.

Financial Advisory Agreement

On June 7, 2022, we entered into an Advisory Agreement with an investment banking firm to assist us with fundraising activities. In connection with the agreement, XTI has the following commitments:

•	M&A fee, if a business combination including a de-SPACing transaction with a SPAC is consummated, equal to the greater of $1,000,000 (minimum fee) and the sum of the following amounts (i) 4% of the first $100 million of the aggregate value (as defined in the agreement) of the business combination, (ii) 3% of any amount of the aggregate value between $100 million and $200 million, (iii) 2% of any amount of the aggregate value between $200 million and $300 million, and (iv) 1% of any amount of the aggregate value exceeding $300 million.

•	Financing fee between 3% and 6% of the aggregate amount of proceeds received by the Company for financing transactions.

Off-Balance Sheet Arrangements

As of December 31, 2022 and December 31, 2021, we did not have any relationships with special purpose or variable interest entities or other which would have been established for the purpose of facilitating off-balance sheet arrangements or other off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Policies and Estimates

Our financial statements and the related notes included elsewhere in this filing are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, provision for income taxes and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Changes in accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cashflows will be affected.

We believe that the following critical accounting policies involve a greater degree of judgment or complexity than our other accounting policies. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Stock Based Compensation

We account for stock-based compensation in accordance with the guidance of ASC 718.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

We measure compensation expense for our non-employee stock-based compensation under ASC 505, Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock or stock award on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” as we have limited historical information to develop reasonable expectations about future exercise patterns and employment duration for our stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for the expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Impairment of Long-Lived Assets

A long-lived asset (including amortizable identifiable intangible assets) or asset group is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of an asset, a product recall or an adverse action or assessment by a regulator. When indicators of impairment are present, we evaluate the carrying value of the long-lived assets in relation to the operating performance and future undiscounted cash flows of the underlying assets. We adjust the net book value of the long-lived assets to fair value if the sum of the expected future cash flows is less than book value. No impairment charge for long-lived assets were recorded for the fiscal years ended December 31, 2022 and 2021.

Fair Value of Financial Instruments

We follow guidance in ASC 820, Fair Value Measurement, where fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are determined within a framework that establishes a three-tier hierarchy which maximizes the use of observable market data and minimizes the use of unobservable inputs to establish a classification of fair value measurements for disclosure purposes. Inputs may be observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of our business. Unobservable inputs reflect our own assumptions about the assumptions market participants would use in pricing the asset or liability based on the information available.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the condensed consolidated financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We recognize net deferred tax assets to the extent we believe these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. As of December 31, 2022 and 2021, we maintained a full valuation allowance against our entire balance of deferred tax assets.

We record uncertain tax positions on the basis of a two-step process whereby (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. We recognize interest and penalties related to unrecognized tax benefits, if any, within income tax expense, and any accrued interest and penalties are included within the related tax liability line.

Recent Accounting Pronouncements

See Note 1 of our financial statements included elsewhere in this filing for more information regarding recently issued accounting pronouncements.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

XTI has assembled an experienced management team including aviation industry executives and professionals with decades of experience from the largest fixed wing and rotary wing aircraft companies in the world. The table below lists our directors and executive officers, their ages as of December 31, 2022 and the date of their first appointment to such positions. Each position is currently held with an indefinite term of office.

Name	Position	Age	Date of First Appointment
Executive Officers
Michael Hinderberger	Chief Executive Officer	61	July 1, 2022

David Ambrose	Vice President of Engineering	57	July 1, 2022

Keith Davis	Vice President of Programs	54	July 1, 2022

John Griffo	Vice President of Finance	47	March 1, 2022
	Principal Financial Officer
	Principal Accounting Officer

Directors

David Brody	Chairman	74	October 2009

Charles Johnson	Director	80	December 2014

Scott Pomeroy	Director	61	February 2023

Executive Officers

Michael Hinderberger, Chief Executive Officer. Mr. Hinderberger was named Chief Executive Officer on July 1, 2022 after serving as the Company’s SVP of Engineering and Technology since July 2021. He is responsible for all matters related to the development of the TriFan 600 aircraft and the company’s operations. With over 35 years of aerospace experience, Mr. Hinderberger is a proven leader in aircraft development, certification, production implementation and post-delivery support. Over the course of his career, he has led major development projects at Gulfstream, Hawker Beechcraft, Rolls Royce, and Piper Aircraft. His recent experience includes Aerion Supersonic Corporation where, as Program Director and Chief Engineer, he was instrumental in transitioning the Aerion AS-2 aircraft from an R&D project into a full-scale development program. Mr. Hinderberger has a Bachelor of Science degree in Mechanical Engineering and a Master of Science degree in Technical Management.

David Ambrose, Vice President of Engineering. Mr. Ambrose was appointed to his current position as Vice President of Engineering in July 2022. Mr. Ambrose joined XTI in July 2021. He is responsible for all matters related to product development. He has over 30 years of aerospace development and technical leadership experience in both the commercial and military domains. Mr. Ambrose started his career at Cessna Aircraft and Beechcraft working on the Citation X, Citation Bravo and Premier I programs as a Propulsion Engineer. He then worked at the famed Lockheed Martin Skunk Works for 21 years solving complex technical problems on the X-35 and F-35 for the Joint Strike Fighter program, the Presidential Helicopter, and various other classified and unclassified programs. At the Skunk Works, Mr. Ambrose specialized in conceptual, structural, and subsystem design, and in aircraft integration, including mission systems and stealth technology. More recently, he was part of the Aerion Supersonic AS2 team developing a supersonic business jet, where he was the Vehicle Integration Lead and Wing Integrated Product Team (IPT) Manager. Mr. Ambrose has a Bachelor of Science degree in Aerospace Engineering.

Keith Davis, Vice President of Programs. Mr. Davis was appointed to his current position as Vice President of Programs in July 2022. Mr. Davis joined XTI in July 2021. He is responsible for guiding all matters related to program planning, infrastructure formation, and process development. Mr. Davis has over 30 years of aerospace development and project management experience. Prior to joining XTI, Mr. Davis worked for Aerion Supersonic in Program Integration where he was instrumental in supporting program and business development goals. He has a Bachelor of Science degree in Mechanical Engineering and a Master of Business Administration.

John Griffo, Vice President of Finance. Mr. Griffo is a Certified Public Accountant who oversees the finance, accounting, and human resources functions at XTI. He has over 20 years of professional experience including 10 years working in Big 4 public accounting both domestically and in Switzerland. Throughout his career in public accounting and as an independent consultant, Mr. Griffo has serviced dozens of companies across many industries advising on M&A due diligence projects or serving as VP of Finance and Controller. Mr. Griffo graduated from Clemson University with a Bachelor of Science degree in Accounting.

Directors

David Brody, Chairman. Mr. Brody is the founder of the Company and Chairman of its Board. He designed the initial TriFan 600 configuration, technology and performance objectives. He formed the initial leadership team, filed for patents and began development of the TriFan aircraft in 2014. Mr. Brody is also the founder of the advanced technology helicopter Company, AVX Aircraft Company (an engineering design and U.S. defense contractor) and was its Chairman and Chief Executive Officer until 2013 and continues to serve on the AVX board. Mr. Brody, a lawyer, practiced law in Denver from 1974 to 2021, including with the international law firm, Hogan Lovells US LLP from 2013-2021. An inventor, he holds several patents for inventions in aircraft technology and other fields. He has a Bachelor of Arts degree in Political Science and Philosophy from the University of Colorado in Boulder, and a Juris Doctorate from American University Law School in Washington D.C.

Charles B. Johnson, Director and Chief Operating Advisor (COA). Mr. Johnson is an aviation executive and pilot with over 40 years of experience. Mr. Johnson became a director of the Company in December 2014. He also serves as our Chief Operating Advisor under a consulting arrangement. Mr. Johnson served as President and COO of Cessna Aircraft Company from 1997 to 2003. He joined Cessna in 1979 and held successive positions of increasing responsibility. He began aviation career as a U.S. Air Force pilot and accumulated over 1,000 hours of military flight time in the F-105, serving in combat in Southeast Asia. He also served as the COO for Aero Electric Aircraft Corporation and Bye Aerospace.

Scott Pomeroy, Director. Mr. Pomeroy became a director of XTI in February 2023. He has served as XTI’s CFO under a consulting arrangement since July 1, 2022. He has served on several Boards, including the Board of Directors of AVX Aircraft Company since 2009. Mr. Pomeroy was the CFO of Dex Media, overseeing equity and debt capital raises of more than $10 billion, and was CEO and founder of Local Insight Media. He also co-founded Gen3 Financial Services, a boutique merchant bank providing capital raising and business advisory services to clients in a variety of industries including aerospace. He led capital raising efforts for a $50 million fund in 2021-22. Mr. Pomeroy began his career at KPMG Peat Marwick. He has a BBA in Accounting from the University of New Mexico and is a Certified Public Accountant.

We believe that Mr. Pomeroy’s over 35 years’ experience in launching new businesses, raising capital, and serving as founder and CEO, President, and Chief Financial Officer of several companies qualifies him to serve on the XTI board of directors.

Compensation of Directors and Executive Officers

The following table sets forth information about the annual compensation of the named executive officers and the former principal executive officer during our last two completed fiscal years.

Name	Year	Base Salary ($)	Cash Bonus ($)	Option Awards(1) ($)	Total compensation ($)
Current Executives:
Michael Hinderberger (Chief Executive Officer)	2022	337,500	-0-	2,129,960	2,467,460
	2021	180,417	-0-	704,641	885,058
David Ambrose (VP of Engineering)	2022	213,000	-0-	53,560	266,560
	2021	91,250	-0-	313,890	405,140
Keith Davis (VP of Programs)	2022	220,500	-0-	53,560	274,060
	2021	101,000	-0-	313,890	414,890
John Griffo (VP of Finance) (2)	2022	133,333	-0-	270,478	403,811
	2021	-0-	-0-	-0-	-0-
Former Executive Officer:
Robert LaBelle (Chief Executive Officer) (3)	2022	190,099	-0-	-0-	190,099
	2021	350,000	150,000	5,631,101	6,131,101

(1)	Stock option awards are reported at grant date fair value in the year granted, in accordance with FASB ASC Topic 718.
(2)	John Griffo joined XTI in March 2022.
(3)	Robert LaBelle resigned from the Company during June 2022 with a base annual salary of $350,000.

Existing Employment Agreements

Michael Hinderberger – Mr. Hinderberger entered into an employment agreement dated July 1, 2022 that provides for his employment as XTI’s Chief Executive Officer. The agreement provides that Mr. Hinderberger will receive an annual base salary of $350,000, which may be increased by the board of directors. Mr. Hinderberger is also entitled to receive an annual bonus up to $350,000 based on achieving financing goals (40%) and TriFan 600 aircraft development milestones (60%) as outlined in the agreement. The calculated annual bonus payout amount is subject to approval by the Company’s board of directors. Mr. Hinderberger’s employment agreement term ends on July 31, 2024 and automatically renews thereafter for one additional one-year period unless either party provides at least 60 days’ prior notice of non-renewal. The agreement provides that if Mr. Hinderberger is terminated without cause (other than due to death or disability) or if he resigns for good reason (as such terms are defined in the agreement), then Mr. Hinderberger will be entitled to (i) a cash payment equal to 12 months of base salary in effect at the time of termination and (ii) a cash payment for any unused vacation at the time of termination. In addition, and if Mr. Hinderberger is terminated for good reason, he is entitled to receive reimbursements of COBRA premium cost applicable to Mr. Hinderberger (and any dependents) for a period of six months after termination of employment. The agreement contains customary confidentiality obligations, non-solicitation and non-competition restrictions.

David Ambrose - Mr. Ambrose entered into a written employment arrangement dated July 31, 2021 that provided for his employment as the Company’s Director of Aircraft Integration. Mr. Ambrose was subsequently promoted to Vice President of Engineering in July 2022. The arrangement provided that Mr. Ambrose receive an annual base salary of $195,000, which was increased to $231,000 when he was promoted in July 2022. Mr. Ambrose’s employment at XTI is for an indefinite term and is “at will” meaning either party may terminate his employment at any time, with or without notice, and with or without cause, for any reason or for no reason. The agreement contains customary confidentiality obligations, non-solicitation and non-competition restrictions.

Keith Davis - Mr. Davis entered into a written employment arrangement dated July 31, 2021 that provided for his employment as the Company’s Director of Project Management. Mr. Davis was subsequently promoted to Vice President of Programs in July 2022. The arrangement provided that Mr. Davis receive an annual base salary of $210,000, which was increased to $231,000 when he was promoted in July 2022. Mr. Davis’s employment at XTI is for an indefinite term and is “at will” meaning either party may terminate his employment at any time, with or without notice, and with or without cause, for any reason or for no reason. The agreement contains customary confidentiality obligations, non-solicitation and non-competition restrictions.

John Griffo - Mr. Griffo entered into a written employment arrangement dated March 1, 2022 that provided for his employment as the Company’s Vice President of Finance. The arrangement provided that Mr. Griffo receive an annual base salary of $130,000, which was increased to $180,000 when he was promoted in July 2022. Mr. Griffo’s employment at XTI is for an indefinite term and is “at will” meaning either party may terminate his employment at any time, with or without notice, and with or without cause, for any reason or for no reason. The agreement contains customary confidentiality obligations, non-solicitation and non-competition restrictions.

401(k) Plan

XTI maintains a qualified 401(k) savings plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. For the year ending December 31, 2022, XTI made matching employer contributions to the 401(k) plan on behalf of the named executive officers, as follows: Michael Hinderberger ($0), David Ambrose ($2,503), and Keith Davis ($6,676).

Option Awards

During fiscal years 2021 and 2022, the current named executives were awarded the following stock options:

Name	Grant Date	Number of Options	Option Exercise Price ($)	Date of Exercisability
Michael Hinderberger	08/01/2021	500,000	1.75	4-year vesting[1]
Michael Hinderberger	12/28/2021	171,429	1.75	100% on Gant Date
Michael Hinderberger	03/10/2022	50,000	1.75	100% on Grant Date
Michael Hinderberger	07/01/2022	1,000,000	1.67	100% on Grant Date
Michael Hinderberger	07/01/2022	1,000,000	1.67	100% on Jan 1, 2023
David Ambrose	08/02/2021	300,000	1.75	4-year vesting[1]
David Ambrose	03/10/2022	50,000	1.75	100% on Grant Date
Keith Davis	08/02/2021	300,000	1.75	4-year vesting[1]
Keith Davis	03/10/2022	50,000	1.75	100% on Grant Date
John Griffo	03/01/2022	300,000	1.75	4-year vesting[1]
John Griffo	03/10/2022	52,500	1.75	100% on Grant Date

(1)	“4-year” options are exercisable based on the following vesting schedule: 20% Year 1, 20% Year 2, 20% Year 3, 40% Year 4

Outstanding Option Awards at Fiscal Year-End

The following table sets forth information about the outstanding stock options of the executive officers as of our last completed fiscal year-end:

Name	Grant Date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) un-exercisable	Option Exercise Price ($)	Option expiration date
Michael Hinderberger	08/01/2021	100,000	400,000	1.75	08/01/2031
Michael Hinderberger	12/28/2021	171,429	-	1.75	12/28/2031
Michael Hinderberger	03/10/2022	50,000	-	1.75	03/10/2032
Michael Hinderberger	07/01/2022	1,000,000	-	1.67	07/01/2032
Michael Hinderberger	07/01/2022	-	1,000,000	1.67	07/01/2032
David Ambrose	08/02/2021	60,000	240,000	1.75	08/02/2031
David Ambrose	03/10/2022	50,000	-	1.75	03/10/2032
Keith Davis	08/02/2021	60,000	240,000	1.75	08/02/2031
Keith Davis	03/10/2022	50,000	-	1.75	03/10/2032
John Griffo	03/01/2022	-	300,000	1.75	03/01/2032
John Griffo	03/10/2022	52,500	-	1.75	03/10/2032

Compensation of Directors

Historically, we did not pay cash or equity compensation to any of our directors for their services as directors. We did, however, compensate our two directors for their engagement as consultants as set forth below. We reimburse our directors for reasonable expenses incurred during the course of their performance.

•	Commencing on January 1, 2022, we agreed to pay David Brody $10,000 per month for providing legal and strategic consulting services to XTI.

•	Commencing on July 1, 2022, we agreed to pay Charlie Johnson, director, $10,000 per month for providing operational and strategic consulting services to XTI. Upon commencement of the consulting arrangement, we also issued options to Mr. Johnson to purchase 250,000 shares of common stock with a grant date value of $259,500.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Set forth below is information regarding the beneficial ownership of our common stock, our only outstanding class of capital stock, as of December 31, 2022 by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our common stock and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Beneficial ownership representing less than 1% is denoted with an asterisk (*)

Name and address of beneficial owner (1)	Class	Amount and nature of beneficial ownership (2)	Percent of class (3)
5% Shareholders:
Pino Foundation	Common Stock	2,000,000	5.8%
Named Executive Officers and Directors:
David Brody (4)	Common Stock	25,047,996	70.2%
Charles Johnson (5)	Common Stock	3,311,594	8.7%
Michael Hinderberger (6)	Common Stock	1,321,429	3.7%
David Ambrose (7)	Common Stock	110,000	*
Keith Davis (8)	Common Stock	110,000	*
	Common
John Griffo (9)	Stock	52,500	*
Robert LaBelle	Common Stock	-	*
Current officers and directors as a group (6 persons) (10)	Common Stock	29,953,489	77.2%

(1)	The address of those listed is c/o XTI Aircraft Company, 7625 S. Peoria Street, Unit D11, Englewood, CO 80112, except for Pino Foundation, which is 9141 E Hidden Spur Trail, Scottsdale, AZ 85255.
(2)	Unless otherwise indicated, all shares are owned directly by the beneficial owner.
(3)	Based on 34,644,024 shares outstanding as of December 31, 2022.
(4)	Consists of (i) 14,000,000 shares of common stock held indirectly through the Jason S. Brody 2019 Trust, of which Mr. Brody is the trustee, (ii) 10,000,000 shares of common stock held indirectly through the David E. Brody 2019 Spousal Trust, of which Susan R. Brody is the trustee, and (iii) a note that is convertible into 1,047,616 shares of common stock as of December 31, 2022.
(5)	Consists of 1,811,584 shares held by Charles Johnson, and options to purchase 1,500,000 shares of common stock that were exercisable as of December 31, 2022.
(6)	Consists of options to purchase 1,321,429 shares of common stock that were exercisable as of December 31, 2022.
(7)	Consists of options to purchase 110,000 shares of common stock that were exercisable as of December 31, 2022.
(8)	Consists of options to purchase 110,000 shares of common stock that were exercisable as of December 31, 2022.
(9)	Consists of options to purchase 52,500 shares of common stock that were exercisable as of December 31, 2022.
(10)	Consists of 25,811,944 shares held or beneficially owned, and (i) a note convertible into 1,047,616 shares of common stock, and (ii) options to purchase 3,093,929 shares of common stock that are exercisable as of December 31, 2022.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Transactions with Mr. Brody

Replacement Note

We entered into an amended convertible note agreement with Mr. Brody, our founder, Chairman and majority shareholder, in 2021 that consolidated a number of his outstanding notes (the “Replacement Note”). As of the date of this filing, the Replacement Note had an outstanding principal balance of $1,007,323. The Replacement Note accrues interest at a rate of 4% compounded annually, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the Replacement Note at a rate of 10% per annum. The Replacement Note matures upon XTI securing different levels of investment from third parties as follows:

•	$250,000 matures once the Company receives at least $20.0 million in total from investors;
•	$250,000 matures once the Company receives at least $25.0 million in total from investors;
•	$250,000 matures once the Company receives at least $30.0 million in total from investors; and
•	$257,323 matures once the Company receives at least $35.0 million in total from investors.

Mr. Brody has the right to receive repayment of the Replacement Note upon maturity in either cash or in shares of common stock of the Company. He may, at his option, cause all or any portion of the unpaid principal and any accrued but unpaid interest to be converted into common stock of XTI (at a conversion price of $1.00 per share) at any time on or before the fourth maturity date.

January 2023 Note

On January 5, 2023, we entered into a promissory note agreement with Mr. Brody to memorialize a bridge loan to the Company. The note has a principal amount of $125,000 and accrues interest at a rate of 5% per annum. The note matures at the earlier of (i) thirty (30) days after closing of a business combination, or (ii) January 5, 2024.

Consulting Agreement

Mr. Brody provides legal and strategic consulting services to XTI under a consulting agreement. During the years ended December 31, 2022 and 2021, we paid Mr. Brody compensation of $100,000 and $56,000, respectively. As of December 31, 2022 and 2021, we owed Mr. Brody payable amounts of $260,000 and $240,000, respectively, which are included in Related Party Payables within our accompanying balance sheets.

Charles Johnson’s Consulting Agreement

Charles Johnson, Director, provides operational and strategic consulting services to XTI under a consulting agreement. During the years ended December 31, 2022 and 2021, we paid Mr. Johnson compensation of $30,000 and $101,000, respectively. As of December 31, 2022 and 2021, we owed Mr. Johnson payable amounts of $60,000 and $0, respectively, which are included in Related Party Payables within our accompanying balance sheets.

OTHER INFORMATION

Robert Labelle and Sarita Jha departed the Company on June 14, 2022. Charles Johnson is no longer an executive of the Company, as of July 1, 2022, but continues as a director and as our Chief Operating Advisor under a consulting arrangement.

RISK FACTORS

The Securities and Exchange Commission (the “Commission”) requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies.

We have a limited operating history and have not yet manufactured any non-prototype aircraft or delivered any aircraft to customers, and we may never develop or manufacture any VTOL aircraft.

We have a limited operating history in the VTOL aircraft industry. XTI’s primary VTOL aircraft product is the TriFan 600 (the “Aircraft”), which is currently in the developmental stage. If we are successful in commercially producing the Aircraft, we do not expect to be able to obtain approval from the Federal Aviation Administration (FAA) and regulatory bodies in other countries, and commence deliveries until 2027 at the earliest, if at all. We have no experience as an organization in high volume manufacturing of the Aircraft or any other type of aircraft. We cannot assure you that we or our partners will be able to develop efficient, automated, cost-efficient manufacturing capabilities and processes and reliable sources of component supplies that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully mass market our aircraft. You should consider our business and prospects in light of the risks and significant challenges we face as a new entrant into our industry, including, among other things, with respect to our ability to:

•	design and produce safe, reliable and quality aircraft on an ongoing basis;

•	obtain the necessary regulatory approvals in a timely manner;

•	build a well-recognized and respected brand;

•	establish and expand our customer base;

•	successfully service our aircraft after sales and maintain a good flow of spare parts and customer goodwill;

•	improve and maintain our operational efficiency;

•	predict our future revenues and appropriately budget for our expenses;

•	attract, retain and motivate talented employees;

•	anticipate trends that may emerge and affect our business;

•	anticipate and adapt to changing market conditions, including technological developments and changes in our competitive landscape; and

•	navigate an evolving and complex regulatory environment.

If we fail to adequately address any or all of these risks and challenges, our business, financial condition and results of operations may be materially and adversely affected.

We are an early-stage Company and have not yet generated any revenues.

Since its inception in 2009, we have a limited operating history. There is no assurance that the we will ever be profitable or generate sufficient revenue to pay dividends to the holders of the shares. We do not believe we will be able to generate revenues without successfully securing FAA certification of the TriFan 600 aircraft, which involves substantial risk. As a result, we are dependent upon raising sufficient financing to fund the Company until the TriFan 600’s entry-into-service. At the time of this filing and based on the Company’s conclusion of its Preliminary Design Review (“PDR”) in 2022, we estimate this amount to be a minimum of $500 million in capital, net of anticipated aircraft deposits. If planned operating levels are changed, higher operating costs encountered, lower sales revenue received, more time is needed to implement the plan, or less funding is received from customer deposits or sales, more investor funds than currently anticipated may be required. Additional difficulties may be encountered prior to FAA certification, such as unanticipated problems relating to development, testing, and initial and continuing regulatory compliance, vendor manufacturing costs, production and assembly, and the competitive and regulatory environments in which we intend to operate. If additional capital is not available when required, or is not available on acceptable terms, we may be forced to modify or abandon our business plan.

We have realized significant operating losses to date and expect to incur losses in the future.

We have operated at a loss since inception, and we anticipate that our expenses will increase and that we will continue to incur losses in the future until at least the time we begin manufacturing our aircraft. Even if we are able to successfully develop and sell our aircraft, there can be no assurance that the aircraft will be commercially successful and achieve or sustain profitability. Until the Company achieves profitability, it will have to seek other sources of capital in order to continue operations.

We expect the rate at which we will incur losses to be significantly higher in future periods as we, among other things, certify and assemble our aircraft, deploy our facilities, build up inventories of parts and components for our aircraft, increase our sales and marketing activities, develop our manufacturing infrastructure and increase our general and administrative functions to support our growing operations. These efforts may not result in the Company reaching profitability, which would further increase our losses.

There is a possibility that we may not be able to continue as a “going concern”.

We have adopted ASU No. 2014-15, “Disclosure of Uncertainties about the Entity’s Ability to Continue as a Going Concern.” We have concluded that there is an uncertainty about our ability to continue as a going concern and our independent auditors have incorporated this into their opinion of our 2022 audited financial statements, accordingly. This opinion could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise. If we fail to raise sufficient capital when needed, we will not be able to complete our proposed business plan. As a result, we may have to liquidate our business and investors may lose their investments. Our ability to continue as a going concern is dependent on our ability to successfully accomplish our plan of operations described herein, obtain financing and eventually attain profitable operations.

Operating aircraft carries a degree of inherent risk. Accidents or incidents involving VTOL aircraft, us or our competitors could have a material adverse effect on our business, financial condition and results of operations.

Test flying prototype aircraft is inherently risky, and accidents or incidents involving our aircraft are possible. Any such occurrence would negatively impact our development, testing and certification efforts, and could result in re-design, certification delay and/or postponements or delays to the sales of our aircraft, including the TriFan 600.

The operation of aircraft is subject to various risks, and we expect demand for our aircraft to be impacted by accidents or other safety issues regardless of whether such accidents or issues involve our aircraft. Such accidents or incidents could also have a material impact on our ability to obtain certification from the FAA and/or international regulators for our aircraft, or to obtain such certification in a timely manner. Such events could impact confidence in a particular aircraft type or the air transportation services industry as a whole, particularly if such accidents or disasters were due to a safety fault. We believe that regulators and the general public are still forming opinions about the safety and utility of various new types of VTOL aircraft, particularly “air taxis”, which are also known as “eVTOLs”. An accident or incident involving either our VTOL aircraft or an eVTOL aircraft during these early stages of opinion formation could have a disproportionate impact on the longer-term view of the advanced VTOL aircraft market generally.

There may be heightened public skepticism of new types of VTOL aircraft and its adopters. In particular, there could be negative public perception surrounding air taxis, including the overall safety and the potential for injuries or death occurring as a result of accidents involving them, regardless of whether any such safety incidents involve our aircraft. Any of the foregoing risks and challenges could adversely affect the Company’s prospects, business, financial condition and results of operations.

We are at risk of adverse publicity stemming from any public incident involving our company, our people, our brand or other companies in our industry. Such an incident could involve the actual or alleged behavior of any of our employees or third-party contractors. Further, if our personnel, our aircraft or other types of aircraft are involved in a public incident, accident, catastrophe or regulatory enforcement action, we could be exposed to significant reputational harm and potential legal liability. The insurance we carry may be inapplicable or inadequate to cover any such incident, accident, catastrophe or action. In the event that our insurance is inapplicable or inadequate, we may be forced to bear substantial losses from an incident or accident. In addition, any such incident, accident, catastrophe or action involving our employees, our aircraft or other types of aircraft could create an adverse public perception, which could harm our reputation, result in passengers being reluctant to use our services and adversely impact our business, results of operations and financial condition.

The remainder of the development period for the TriFan 600 may take longer than anticipated.

Even if it meets its development schedule, we do not expect to deliver certified aircraft to customers until 2027 at the earliest. As a result, the receipt of significant revenues is not anticipated until that time and may occur later than projected, as our previous development schedule has been delayed. We depend on receiving large amounts of capital and other financing to complete our development work, with no assurance that we will be successful in completing our development work or becoming profitable.

We will face significant market competition.

The TriFan 600 potentially competes with a variety of aircraft manufacturers in the United States and abroad. Further, we could face competition from competitors of whom we are not aware have developed or are developing technologies that will offer alternatives to the TriFan 600. Competitors could develop an aircraft that renders the TriFan 600 less competitive than we believe it will become. Many existing potential competitors are well-established, have or may have longer-standing relationships with customers and potential business partners, have or may have greater name recognition, and have or may have access to significantly greater financial, technical and marketing resources. Other manufacturers may be developing a light, fixed-wing, VTOL aircraft with performance similar to that of the TriFan 600.

The market for a civilian long-range fixed-wing VTOL aircraft is new and untested. If such market does not respond at the level we expect or if it fails to grow as large as we expect, our business, financial condition and results of operations could be harmed.

The market for a civilian long-range fixed-wing VTOL aircraft is completely new and untested. Our success in this market is dependent upon our ability to effectively market and sell travel and other applications by the TriFan 600 as a substitute for conventional methods of air transportation (i.e., helicopters and/or light and mid-size business aircraft) and the effectiveness of our other marketing and growth efforts. If the public does not respond as expected as a result of concerns regarding safety, affordability or for other reasons, then the market for our offerings may not develop, may develop more slowly than we expect or may not achieve the growth potential we expect, any of which could harm our business, financial condition and results of operations.

Developing new products and technologies entails significant risks and uncertainties.

Delays or cost overruns in the development or certification of the TriFan 600 and failure of the product to meet its performance estimates is likely to affect our financial performance. Delays and increased costs may be caused by unanticipated technological hurdles, changes to design or failure on the part of our suppliers to deliver components as agreed. This may further delay the development and/or certification of the TriFan 600.

Additionally, the TriFan 600 may not perform at the level we expect or may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. It is not possible to fully replicate every operating condition and validate the long-term durability of every aspect of our aircraft in testing prior to its use in service. In some instances, we may need to continue to rely upon projections and models to validate the projected performance of our aircraft over their lifetime. Therefore, similar to most aerospace products, there is a risk that our aircraft may suffer unforeseen faults, defect or other issues in service. Such faults, defects and other issues may require significant additional research and development to rectify and could involve suspension of operation of our aircraft until any such defects can be cured. There can be no assurance that such research and development efforts would result in viable products or cure any such defects. Obtaining the necessary data and results may take longer than planned or may not be obtained at all. Any such delays or setbacks could have a material adverse effect on our reputation and our ability to achieve our projected timelines and financial goals.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

If our operations continue to grow as planned, of which there can be no assurance, we will need to expand our sales, marketing, operations, and the number of partners with whom we do business. Our continued growth could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring, training and managing an increasing number of employees. These difficulties may divert the attention of management and key employees and impact financial and operational results. The continued expansion of our business may also require additional space for administrative support. If we are unable to drive commensurate growth, these costs, which include lease commitments, marketing costs and headcount, could result in decreased margins, which could have an adverse effect on our business, financial condition and results of operations.

Our aircraft may require maintenance at frequencies or at costs that are greater than expected.

The TriFan 600, when produced, is anticipated to require regular maintenance and support. We are still developing our understanding of the long-term maintenance profile of the aircraft, and if useful lifetimes are shorter than expected, this may lead to greater maintenance costs than previously anticipated. If the TriFan 600 and related equipment require maintenance more frequently than we plan for or at costs that exceed our estimates, that would have an impact on the sales of our aircraft and have a material adverse effect on our business, financial condition and results of operations.

There may be a shortage of pilots and mechanics who meet the training standards required, which could reduce our ability to sell our aircraft at scale and on our expected timelines.

There is a shortage of pilots that is expected to exacerbate over time as more pilots in the industry approach mandatory retirement age. Similarly, trained and qualified aircraft and aviation mechanics are also in short supply. If these shortages continue, the aviation industry as a whole and our business may face challenges.

Most of the pre-orders we have received for our aircraft are non-binding or conditional and may be terminated at any time prior to execution of a definitive purchase agreement. If these orders are cancelled, modified, delayed or not placed in accordance with the terms agreed with each party, our business, results of operations, liquidity and cash flow will be materially adversely affected.

We have a pre-sales program which includes refundable deposits for TriFan 600 aircraft. Except for three large customers, the deposits do not create an obligation on the part of the customer to purchase an aircraft, and a customer may request the full return of its refundable deposit. Most pre-orders are subject to the execution of a definitive purchase agreement between us and each party that contains the final terms for the purchase of our aircraft, including, but not limited to, the final number of aircraft to be purchased and the timing for delivery of the aircraft. Some or most customers might not transition to non-refundable purchase contracts until prior to aircraft delivery, if at all. Aircraft customers might respond to weak economic conditions or competitive alternatives in the market by canceling orders, resulting in lower demand for our aircraft and other materials, such as parts, services, and training, from which we expect to generate additional revenue. Such events would have a material adverse effect on our financial results and/or liquidity.

Operations could be adversely affected by interruptions of production that are beyond our control.

We intend to produce the TriFan 600 and its derivatives using systems, components and parts developed and manufactured by third-party suppliers. This supply chain exposes us to multiple potential sources of delivery failure or component shortages for our aircraft, most of which are out of our control, including shortages of, or disruptions in the supply of, the raw materials used by our partners in the manufacture of components, disruptions to our partners’ workforce (such as strikes or labor shortfalls) and disruptions to, or capacity constraints affecting, shipping and logistics. Such suppliers may be subject to additional risks such as financial problems that limit their ability to conduct their operations. If any of these third parties experience difficulties, it may have a direct negative impact on us.

While we believe that we may be able to establish alternate supply relationships and can obtain replacement components, we may be unable to do so in the short term or at all at prices that are acceptable to us or may need to recertify components. We may experience source disruptions in our or our partners’ supply chains, which may cause delays in our overall production process for both prototype and commercial production aircraft.

If we needed to find alternative suppliers for any of the key components of our aircraft, then this could increase our costs and adversely affect our ability to receive such components on a timely basis, or at all, which could cause significant delays in our overall projected timelines for the delivery of our aircraft and adversely affect our relationships with our customers.

In addition, if we experience a significant increase in demand, or need to replace our existing suppliers, there can be no assurance that additional suppliers of component parts will be available when required on terms that are acceptable to us, or at all, or that any supplier would allocate sufficient supplies to us in order to meet our requirements or fill our orders in a timely manner. Further, if we are unable to manage successfully our relationships with all of our suppliers and partners, the quality and availability of our aircraft may be harmed. Our suppliers or partners could, under some circumstances, decline to accept new purchase orders from, or otherwise reduce their business with, us. Any disruptions in the supply of components from our suppliers and partners could lead to delays in aircraft production, which would materially adversely affect our business, financial condition and operating results.

Further, if any conflicts arise between our suppliers or partners and us, the other party may act in a manner adverse to us and could limit our ability to implement our business strategies, which could impact our projected production timelines and number of aircraft produced. Our suppliers or partners may also develop, either alone or with others, products in related fields that are competitive with our products as a result of any conflicts or disagreements. Any disagreements or conflicts with our suppliers or partners could have an adverse effect on our reputation, which could also negatively impact our ability to source new suppliers or partners.

Any changes in business conditions, wars, governmental changes, political intervention and other factors beyond our control or which we do not presently anticipate, could also affect our partners’ and suppliers’ abilities to deliver components to us on a timely basis, which could have a material adverse effect on our overall timelines to produce our aircraft. We do not control our suppliers or partners or such parties’ labor and other legal compliance practices, including their environmental, health and safety practices. If our current suppliers or partners, or any other suppliers or partners which we may use in the future, violates any specific laws or regulations, we may be subjected to extra duties, significant monetary penalties, adverse publicity, the seizure and forfeiture of products that we are attempting to import or the loss of our import privileges. The effects of these factors could render the conduct of our business in a particular country undesirable or impractical and have a negative impact on our business, financial condition and results of operations.

We will require FAA certification, and a delay in receiving such certification could adversely affect our prospects, business, financial condition and results of operations.

Certification by the Federal Aviation Administration (“FAA”) will be required for the sale of the TriFan 600 in the civil or commercial market in the United States. The process to obtain such certification is expensive and time consuming and has inherent engineering risks. These include (but are not limited to) ground test risks such as structural strength and fatigue resistance, and structural flutter modes. Flight test risks include (but are not limited to) stability and handling over the desired center-of-gravity range, performance extremes (stalls, balked-landing climb, single-engine climb), and flutter control effectiveness (aircraft roll effectiveness, controllability, various control failure safety). Delays in FAA certification can be expected to result in us incurring increased costs in attempting to correct any issues causing such delays. Also, the impact of new or changed laws or regulations on the TriFan 600’s certification or the costs of complying with such laws and regulations cannot be predicted.

Our business may be adversely affected by the current macroeconomic challenges, including the effects of inflation, rising interest rates or an economic downturn or recession.

Current macroeconomic conditions, including inflation, rising interest rates and any economic downturn or recession in certain regions or worldwide have, and may continue to, adversely affect our business, financial condition and results of operations. The existence of inflation in certain economies has resulted in, and may continue to result in, rising interest rates and capital costs, supply shortages, increased costs of labor, components, manufacturing and shipping, as well as weakening exchange rates and other similar effects. As a result, we have experienced and may continue to experience cost increases. Although we take measures to mitigate the effects of inflation and rising interest rates, if these measures are not effective, our business, financial condition, results of operations and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when those beneficial actions impact our results or operations and when the cost of inflation is incurred.

We depend on key personnel.

Our future success depends on the efforts of key personnel, including its senior executive team. We do not currently carry any key man life insurance on our key personnel or senior executive team. The loss of services of any of these personnel may have an adverse effect on us. There can be no assurance that we will be successful in attracting and retaining the personnel we require to develop and market the proposed TriFan 600 aircraft and conduct our proposed operations.

Our estimates of market demand may be inaccurate.

We have projected the market for the TriFan 600 based upon a variety of internal and external market data. The estimates involve assumptions, which may not be realized in fact. There can be no assurance that our estimates for the number of TriFan 600 aircraft that may be sold in the market will be as anticipated. In the event that we have not accurately estimated the market size for and the number of TriFan 600 aircraft that we can sell, it could have a material adverse effect upon us and our results from operations.

We will require intellectual property protection and may be subject to the intellectual property claims of others.

Although we have received patents issued by the US Patent and Trademark Office (USPTO) (design patent D741247 and utility patent US 9,676,479) and various foreign patents for the TriFan 600, there is no guarantee that we will receive one or more additional patents for which we will apply to the USPTO or for which we have applied or will apply in foreign jurisdictions. If one or more of any of our existing or future patents are challenged by a third party (such as a claim of invalidity of our patents or a claim of infringement against us), the federal courts would determine whether we are entitled to patent protection. If we fail to successfully enforce our proprietary technology or otherwise maintain the proprietary nature of our intellectual property used in the TriFan 600 aircraft, our competitive position could suffer. Notwithstanding our efforts to protect our intellectual property, our competitors may independently develop similar or alternative technologies or products that are equal to or superior to our TriFan 600 technology without infringing on any of our intellectual property rights or design around our proprietary technologies. There is no guarantee that the USPTO will issue one or more additional patents to us or that any court will rule in our favor in the event of a dispute related to our intellectual property. In the absence of further patent protection, it may be more difficult for us to achieve commercial production of the TriFan 600.

Any material disruption in our information systems could adversely affect our business.

Our systems, or those of third parties upon which we rely, may experience service interruptions, outages, or degradation because of hardware and software defects or malfunctions, human error or intentional bad acts by third parties or our employees, contractors, or service providers, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, cyberattacks or other events. Our insurance may not be sufficient, and we may not have sufficient remedies available to us from our third-party service providers, to cover all of our losses that may result from such issues which may have an adverse impact on our business, financial condition and results of operations.

Privacy concerns in the territories in which we operate could result in additional costs and liabilities to us or inhibit sales of our aircraft.

The regulatory framework for privacy issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Many government bodies and agencies have adopted or are considering adopting laws and regulations regarding the collection, use, storage and disclosure of personal information and breach notification procedures. We are also required to comply with laws, rules and regulations relating to data security. Interpretation of these laws, rules and regulations and their application to our software and professional services in applicable jurisdictions is ongoing and cannot be fully determined at this time.

In the United States, these include rules and regulations promulgated under the authority of the Federal Trade Commission, the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, the California Consumer Privacy Act of 2018 (the “CCPA”) and other state and federal laws relating to privacy and data security. By way of example, the CCPA requires covered businesses to provide new disclosures to California residents, provide them new ways to opt-out of certain disclosures of personal information, and allows for a cause of action for data breaches. It includes a framework that includes potential statutory damages and private rights of action. multiple states have enacted, or are expected to enact, similar or more stringent laws. Additionally, in 2020, Nevada passed SB 220 which restricts the “selling” of personal information and, in 2021, Virginia passed the Consumer Data Protection Act (the “CDPA”) which is set to take effect on January 1, 2023 and grants new privacy rights for Virginia residents. There is also discussion in Congress of a new comprehensive federal data protection and privacy law to which we likely would be subject if it is enacted. Such new laws and proposed legislation, if passed, could have conflicting requirements that could make compliance challenging, require us to expend significant resources to come into compliance, and restrict our ability to process certain personal information. There is some uncertainty as to how the CCPA, CDPA and similar privacy laws emerging in other states, could impact our business as it depends on how such laws will be interpreted. As we expand our operations, compliance with privacy laws may increase our operating costs.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2022, the Company has federal net operating loss carryforwards (“NOLs”) of approximately $11,780,633, of which $1,420,065 will begin to expire in 2036 and the remainder do not expire. Under the Tax Cuts and Jobs Act, federal NOLs generated by us in tax years through December 31, 2017 may be carried forward for 20 years and may fully offset taxable income in the year utilized and federal NOLs generated by us in tax years beginning after December 31, 2017 may be carried forward indefinitely but may only be used to offset 80% of our taxable income annually. Under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change federal NOLs and other tax attributes (such as research and development tax credits) to offset its post-change income and taxes may be limited. In general, an “ownership change” occurs if there is a greater than 50 percentage point change (by value) in a corporation’s equity ownership by certain stockholders over a rolling three-year period. We may have experienced ownership changes in the past and may experience ownership changes in the future as a result of subsequent shifts in our stock ownership (some of which shifts are outside our control). As a result, our ability to use our pre-change federal NOLs and other tax attributes to offset future taxable income and taxes could be subject to limitations. Similar provisions of state tax law may also apply. For these reasons, even if we achieve profitability, we may be unable to use a material portion of our NOLs and other tax attributes which may have an adverse impact on our business, financial condition and results of operations.

We may enter into joint venture, teaming and other arrangements, and these activities involve risks and uncertainties. A failure of any such relationship could have material adverse results on our business and results of operations.

We may enter into joint venture, teaming and other arrangements. These activities involve risks and uncertainties, including the risk of the joint venture or applicable entity failing to satisfy its obligations, which may result in certain liabilities to us for guarantees and other commitments, the challenges in achieving strategic objectives and expected benefits of the business arrangement, the risk of conflicts arising between us and our partners and the difficulty of managing and resolving such conflicts, and the difficulty of managing or otherwise monitoring such business arrangements. In addition, we do not currently have arrangements in place that will allow us to fully execute our business plan, including, without limitation, final supply and manufacturing agreements. Moreover, existing or future arrangements may contain limitations on our ability to enter into arrangements with other partners. A failure of our business relationships could have a material adverse effect on our business and results of operations.

If we are unable to obtain and maintain adequate facilities and infrastructure, we may be unable to develop and manufacture the aircraft as expected.

In order to develop and manufacture our aircraft, we must be able to obtain and maintain adequate facilities and infrastructure. We may be unsuccessful in obtaining, developing and/or maintaining these facilities in a commercially viable manner. Even if we are able to begin assembly operations in these facilities, maintenance of these facilities will require considerable capital expenditure as we expand operations. We cannot provide any assurance that we will be successful in obtaining and maintaining adequate facilities and infrastructure, and any failure to do so may result in our inability to develop and manufacture our aircraft as expected or on the timelines projected, which would adversely affect our business, financial condition and results of operations.

We have been, and may in the future be, adversely affected by health epidemics and pandemics, including the ongoing global COVID-19 pandemic, the duration and economic, governmental and social impact of which is difficult to predict, which may significantly harm our business, prospects, financial condition and operating results.

We face various risks related to public health issues, including epidemics, pandemics and other outbreaks, including the ongoing COVID-19 pandemic. The impact of the COVID-19 pandemic, including changes in consumer and business behavior, pandemic fears and market downturns, supply shortages and restrictions on business and individual activities, has created significant volatility in the global economy. The spread of COVID-19 has also created a disruption in the manufacturing, delivery and overall supply chain of aircraft manufacturers and suppliers. The extent to which the COVID-19 pandemic impacts our business, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the virus and its variants or treat its impact and how quickly and to what extent normal economic and operating activities can resume. Even after the COVID-19 pandemic has subsided, we may continue to experience an adverse impact to our business as a result of COVID-19’s global economic impact, including ongoing inflationary pressures.

We are subject to risks associated with climate change, including the potential increased impacts of severe weather events on our operations and infrastructure.

The potential physical effects of climate change, such as increased frequency and severity of high wind conditions, storms, floods, fires, fog, mist, freezing conditions, sea-level rise and other climate-related events, could affect our operations, infrastructure and financial results. Climate change risks could result in but are not limited to operational risk from the physical effect of climate events on our terminal facilities, production facilities and other assets, as well as transitional risks, including new or more stringent regulatory requirements, increased monitoring and disclosure requirements, and potential effects on our reputation and/or changes in our business. We could incur significant costs to improve the climate resiliency of our aircraft or infrastructure and otherwise prepare for, respond to, and mitigate such physical effects of climate change. We are not able to accurately predict the materiality of any potential losses or costs associated with the physical effects of climate change.

Market and regulatory trends to reduce climate change may not evolve in the direction and within the timing expected, which could have a negative impact in our business plan.

A number of governments globally have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels and energy efficiency is becoming more stringent and is gaining more widespread market approval, as consumers expect companies to play a role in addressing climate change. Our business plan is predicated in part on the idea that market and regulatory trends favoring such “clean” energy and addressing climate change will continue to evolve in our favor. However, any change or reversal in such market and regulatory trends, such as less focus on climate-friendly solutions or less stringent legislation with respect to emissions, could result in lower demand for our aircraft and have an adverse effect on our business.

Investors’ expectations of our performance relating to environmental, social and governance (“ESG”) factors may impose additional costs and expose us to new risks.

There is an increasing focus from investors, employees, customers and other stakeholders concerning corporate responsibility, specifically related to ESG matters. Some investors may use these non-financial performance factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies and actions relating to corporate responsibility are inadequate. The growing investor demand for measurement of non-financial performance is addressed by third-party providers of sustainability assessments and ratings with respect to public companies. The criteria by which our corporate responsibility practices are assessed may change due to changes in the sustainability landscape, which could cause us to undertake costly initiatives to satisfy such new criteria. If we elect not to or are unable to satisfy such new criteria, investors may conclude that our policies and/or actions with respect to corporate social responsibility are inadequate. We may face reputational damage in the event that we do not meet the ESG standards set by various constituencies.

We may not be able to secure adequate insurance policies, or secure insurance policies at reasonable prices.

We maintain a variety of insurance policies, and we believe our level of coverage is customary in our stage of development and industry and adequate to protect against claims. However, there can be no assurance that it will be sufficient to cover potential claims or that present levels of coverage will be available in the future at reasonable cost. Insurers may be unwilling to cover the risks associated with the TriFan 600 technology, either partially or at all. Further, we expect our insurance needs and costs to increase as we build production facilities, manufacture aircraft, establish commercial operations and expand into new markets.

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2022 AND DECEMBER 31, 2021

The balance sheets of XTI Aircraft Company for the fiscal years ended December 31, 2022 and December 31, 2021 and the statements of operations, changes in stockholders' deficit and cash flows of XTI Aircraft Company for each such period have been included in this Annual Report with the Independent Auditor’s Report of BF Borgers PC for 2021 and 2022, an independent certified public accountant and upon the authority of said firm as expert in accounting and auditing.

XTI Aircraft Company

Financial Statements

and

Independent Auditor’s Report

December 31, 2022 and 2021

XTI Aircraft Company

To the Board of Directors of

XTI Aircraft Company

Englewood, Colorado

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of XTI Aircraft Company

Opinion on the Financial Statements

We have audited the accompanying balance sheets of XTI Aircraft Company as of December 31, 2022 and 2021, the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BF Borgers CPA PC

BF Borgers CPA PC

(PCAOB ID 5041)

We have served as the Company's auditor since 2021

Lakewood, CO

July 13, 2023

BF Borgers CPA PC

5400 West Cedar Ave | Lakewood, CO 80226

p: 303.953.1454

contact@bfbcpa.com | www.bfbcpa.us

XTI AIRCRAFT COMPANY

Balance Sheets

	December 31, 2022	December 31, 2021

	Assets

Current assets:
Cash	$114,762	$4,316,396
Tax receivable	126,949	170,207
Prepaid expenses and other current assets	40,554	79,390
Total current assets	282,265	4,565,993

Property and equipment, net	19,593	31,631
Patent, net	271,916	294,446
Trademarks	7,518	7,518

Total assets	$581,292	$4,899,588

	Liabilities and Stockholders’ Deficit

Current liabilities:
Accounts payable	$1,227,588	$454,243
Related party payables	350,000	825,000
Accrued and other current liabilities	773,572	143,494
Accrued interest	767,196	390,557
Customer deposits	1,349,945	1,099,945
Convertible and promissory notes - related party, net of unamortized discounts of $40,938 and $0 as of December 31, 2022 and 2021, respectively	1,620,370	1,071,307
Warrant liability	333,344	345,292
Xeriant obligation	5,386,751	5,717,252
Total current liabilities	11,808,766	10,047,090

SBA loan	64,683	64,683
Convertible and promissory notes - related party, net of unamortized discounts and loan costs of $823,929 and $1,063,375 as of December 31, 2022 and 2021, respectively	3,680,600	3,301,154
Total liabilities	15,554,049	13,412,927

Commitments and contingencies

Stockholders’ deficit:
Common stock, $0.001 par value, 100,000,000 shares authorized as of December 31, 2022 and 2021, 34,644,024 and 35,602,391 shares issued and outstanding, respectively	34,644	35,602
Additional paid-in capital	17,839,028	23,870,771
Accumulated deficit	(32,846,429)	(32,419,712)
Total stockholders’ deficit	(14,972,757)	(8,513,339)

Total liabilities and stockholders’ deficit	$581,292	$4,899,588

See Independent Auditor’s Report and notes to financial statements.

XTI AIRCRAFT COMPANY

Statements of Operations

	For the Years Ended
	December 31,
	2022	2021
Operating expenses:
Research and development	$2,963,873	$2,672,477
Selling and marketing	728,823	358,446
General and administrative	10,668,791	14,272,349
Total operating expenses	14,361,487	17,303,272

Operating loss	(14,361,487)	(17,303,272)

Other income (expense):
Interest expense	(376,639)	(291,569)
Interest expense – discount accretion	(412,969)	(400,364)
Loan cost amortization	(87,955)	(53,199)
Income from stock option forfeitures	14,469,884	-
Change in value of warrant liability	11,948	(91,133)
Change in value of Xeriant obligation	330,501	(309,672)
Total other income (expense)	13,934,770	(1,145,937)

Net loss	$(426,717)	$(18,449,209)

Weighted average common shares outstanding	35,123,205	36,500,545
Net loss per common share – basic and diluted	$(0.01)	$(0.51)

See Independent Auditor’s Report and notes to financial statements.

Xti aircraft company

Statements of Changes in Stockholders’ Deficit

For the Years Ended December 31, 2022 and 2021

	Common Stock		Additional Paid-In	Accumulated
	Shares	Amount	Capital	Deficit	Total
Balance at December 31, 2020	37,398,697	$37,399	$10,606,431	$(15,085,274)	$(4,441,444)
Issuance of shares through Reg CF offering ($1.50)	389,020	$389	$535,702		$536,091
Issuance of common stock	162,500	$162	$229,838		$230,000
Stock-based compensation - options			$12,467,732		$12,467,732
Issuance of previously accrued stock option compensation			$362,531		$362,531
Issuance of stock options with convertible note			$529,362		$529,362
Net Issuance of warrants with convertible note			$326,791		$326,791
Forfeiture of common stock	(2,347,826)	$(2,348)	$2,348		$-
Offering Costs			$(75,193)		$(75,193)
Adoption of ASU 2020-06 - reversal of Prior Year BCF			$(1,114,771)	$1,114,771	$-
Net loss				$(18,449,209)	$(18,449,209)
Balance at December 31, 2021	35,602,391	$35,602	$23,870,771	$(32,419,712)	$(8,513,339)
Issuance of common stock	28,700	$29	$50,196		$50,225
Issuance of common stock as previously accrued compensation	12,933	$13	$19,383		$19,396
Stock-based compensation - options			$4,563,007		$4,563,007
Forfeitures of stock options			$(14,469,884)		$(14,469,884)
Stock-based compensation - warrants			$3,652,140		$3,652,140
Issuance of warrants with convertible note			$152,415		$152,415
Forfeiture of common stock	(1,000,000)	$(1,000)	$1,000		$-
Net loss				$(426,717)	$(426,717)
Balance at December 31, 2022	34,644,024	$34,644	$17,839,028	$(32,846,429)	$(14,972,757)

See Independent Auditor’s Report and notes to financial statements.

XTI AIRCRAFT COMPANY

Statements of Cash Flows

	For the Years Ended
	December 31,
	2022	2021
Cash flows from operating activities
Net loss	$(426,717)	$(18,449,209)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	12,038	3,661
Amortization of intangible assets	26,597	26,326
Amortization of loan costs	87,955	53,199
Accretion of debt discount to interest expense	412,969	400,364
Warrant compensation expense	3,652,140	-
Stock compensation expense	4,563,007	12,467,732
Change in fair value of warrant liability	(11,948)	91,133
Change in fair value of Xeriant obligation	(330,501)	309,672
Income from stock option forfeitures	(14,469,884)	-
Changes in operating assets and liabilities:
Receivables, prepaids, and other current assets	82,094	(249,597)
Accounts payable	773,345	(132,642)
Related party payables	(475,000)	(118,891)
Accrued and other current liabilities	649,474	94,708
Customer deposits	250,000	809,975
Accrued interest	376,639	283,242
	1,656,552	686,795
Net cash used in operating activities	(4,827,792)	(4,410,327)

Cash flows from investing activities
Purchase of computer equipment	-	(35,292)
Patent	(4,067)	(11,909)
Net cash used in investing activities	(4,067)	(47,201)

Cash flows from financing activities
Borrowings (payments) on convertible notes, net of loan costs	600,000	2,612,500
Borrowings (payments) on promissory notes	(20,000)	(76,585)
Proceeds from Reg CF offering, net	-	460,898
Proceeds from amounts held in escrow	-	79,150
Payments on revolving line-of-credit	-	(62,518)
Proceeds from Joint Venture with Xeriant Inc.	-	5,407,580
Proceeds from common stock issuances	50,225	230,000
Net cash provided by financing activities	630,225	8,651,025

Net increase (decrease) in cash	(4,201,634)	4,193,497

Cash - beginning of period	4,316,396	122,899

Cash - end of period	$114,762	$4,316,396

Supplemental Disclosure of Non-Cash Financing Activities:
Warrants and options issued as broker compensation	$-	$151,366
Conversion of accrued interest to convertible note payable	$-	$217,705
Conversion of existing related party notes to convertible notes payable	$-	$836,365
Net warrants and options issued with convertible notes	$152,415	$704,787

Cash paid for interest was $0 and $3,000 during the years ended December 31, 2022 and 2021, respectively.

See Independent Auditor’s Report and notes to financial statements.

xti aircraft company

Notes to Financial Statements

As of December 31, 2022 and 2021 and for the years then ended

Note 1 - Description of Business and Significant Accounting Policies

XTI Aircraft Company (the “Company,” “XTI,” “we,” or “us”) is a privately owned development-stage aircraft manufacturer incorporated in Delaware in 2009 to develop a vertical takeoff and landing (VTOL) aircraft that takes off and lands like a helicopter and cruises like a fixed-wing business aircraft. XTI is creating a revolutionary solution for the aviation industry. Once developed, this VTOL airplane, the TriFan 600 will offer point-to-point travel to reduce total travel time by decreasing time spent driving to and from an airport.

Since inception, the Company has been engaged primarily in developing the design and engineering concepts for the TriFan 600 and seeking funds from investors to fund that development.

Going Concern and Management’s Plans

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business.

As part of issuing our financial statements, management has evaluated whether there were any conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern over the next twelve months. Since inception, the Company has incurred significant operating losses, has an accumulated deficit of $32,846,429 and negative operating cash flows. Management expects that operating losses and negative cash flows may increase because of additional costs and expenses related to the development of the TriFan 600 aircraft and the development of market and strategic relationships with other companies. Anticipated increases in costs and expenses will be incurred only as additional capital is secured. The Company’s continued solvency is dependent upon its ability to obtain additional working capital to complete its aircraft development and to successfully market and achieve commerciality of the TriFan 600 aircraft.

The Company intends to fund future operations through private or public equity or debt offerings and may seek additional capital through arrangements with strategic partners or from other sources. There can be no assurances, however, that additional funding will be available on terms acceptable to us, or at all. These conditions, among other factors, raise substantial doubt about our ability to continue as a going concern.

Cash

The Company holds cash in a checking account. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it holds cash.

Intangible Assets

Intangible assets are recorded at historical cost. These assets are related to legal costs incurred in pursuing patents and trademarks to protect the Company’s intellectual property. If the Company determines it will abandon these efforts, or if the United States Patent and Trademark Office indicates the patents or trademarks will not be accepted, all capitalized cost would be expensed immediately. The Company amortizes patents over a 15-year life once awarded.

As of December 31, 2022 and 2021, costs totaling $406,468 and $402,401 associated with patents and trademarks had been recorded, respectively. As of December 31, 2022 and 2021, accumulated amortization was $127,034 and $100,437, respectively. Amortization expense of $26,597 and $26,326 has been recorded for years ended December 31, 2022 and 2021, respectively, which is included in general and administrative expenses.

Research and Development

Research and development costs of the Company are expensed as incurred. These costs relate to the design and creation of the TriFan and include personnel expenses, costs of consulting, and computer expenses and software costs. For the years ended December 31, 2022 and 2021, the Company incurred research and development cost expenses of $2,963,873 and $2,672,477, respectively.

xti aircraft company

Notes to Financial Statements

As of December 31, 2022 and 2021 and for the years then ended

Selling and Marketing

The cost of selling and marketing is expensed as incurred. For the years ended December 31, 2022 and 2021, the Company incurred selling and marketing expenses of $728,823 and $358,446, respectively. As of December 31, 2022 and 2021, the Company had no accrued advertising expense recorded as liabilities in the accompanying balance sheets.

General and Administrative

General and administrative expenses consist of personnel expenses, including salaries, benefits, and stock-based compensation, related to executive management, finance, engineering, and selling and marketing functions. Other costs include contractor and professional services fees, audit and compliance expenses, insurance costs and general corporate expenses, including depreciation, rent, information technology costs and utilities.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Long-Lived Assets

Long-lived assets principally include intangible assets. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

An impairment is measured by comparing expected future cash flows (undiscounted and before interest) to the carrying value of the assets. If impairment exists, the amount of impairment is measured as the difference between the net book value of the assets and their estimated fair value. The Company believes that no impairment of any long-lived assets existed as of December 31, 2022.

Leases

Leases are evaluated and recorded as capital leases if one of the following is true at inception: (a) the present value of minimum lease payments meets or exceeds 90% of the fair value of the asset, (b) the lease term is greater than or equal to 75% of the economic life of the asset, (c) the lease arrangement contains a bargain purchase option, or (d) title to the property transfers to the Company at the end of the lease. The Company had no capital leases as of December 31, 2022 or as of December 31, 2021.

Rent expense under the corporate office operating lease, which is month-to-month, totaled $3,582 and $3,582 for the years ended December 31, 2022 and 2021, respectively. Office rent expense is included in general and administrative expenses.

The Company also has an operating lease for software, which is for a 12-month term expiring on December 10, 2022. Under this software lease, the Company expensed $112,695 and $10,625 for the years ended December 31, 2022 and 2021, respectively, which is included in research and development expenses.

In December 2022, the Company entered into a new replacement software lease with the same leasing company for another 12-month term with monthly lease payments of $8,233 commencing in March 2023. The Company will make a total of approximately $74,100 in lease payments in 2023 relating to the replacement software lease.

Convertible Instruments

U.S. GAAP, specifically ASC 815-15, Derivatives and Hedging - Embedded Derivatives, requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

xti aircraft company

Notes to Financial Statements

As of December 31, 2022 and 2021 and for the years then ended

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

When the Company has determined the embedded conversion options should be bifurcated from their host instruments, the Company records a free-standing derivative asset or liability measured at fair value at issuance. Subsequent to initial measurement, the Company will re-measure the derivative asset or liability at fair value at each reporting date with changes in the fair value recognized in earnings.

Convertible Warrant Liabilities and Common Stock Warrants

Freestanding warrants to purchase shares of the Company’s common stock are classified as liabilities on the balance sheets at their estimated fair value when the warrant holder has the option to elect to receive cash value for the warrants and, therefore, may obligate the Company to transfer assets at some point in the future. Such common stock warrants are recorded at fair value upon issuance and are subject to remeasurement to their respective estimated fair values. At the end of each reporting period, changes in the estimated fair value of such common stock warrants are recorded in the statements of operations. The Company will continue to adjust the liability associated with the liability classified common stock warrants for changes in the estimated fair value until the earlier of the exercise or expiration of the common stock warrants.

The Company issued common stock warrants in connection with the execution of certain debt financings during the years ended December 31, 2022 and 2021, and in exchange for a conditional aircraft purchase order by a regional airline during 2022. These common stock warrants were accounted for at fair value at the date of issuance in additional paid-in capital. The fair value of these common stock warrants was determined using the Black-Scholes option-pricing model (see Note 5).

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock or stock award on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

The Company incurred stock-based compensation charges of $4,563,007 and $12,467,732 for the years ended December 31, 2022 and 2021, respectively, which are included in general and administrative expenses.

xti aircraft company

Notes to Financial Statements

As of December 31, 2022 and 2021 and for the years then ended

Customer Deposits

The Company periodically enters into aircraft reservation agreements that include a deposit placed by a potential customer. The deposits serve to prioritize orders when the aircraft becomes available for delivery. Customers making deposits are not obligated to purchase aircraft until they execute a definitive purchase agreement. Customers may request return of their deposit any time up until the execution of a purchase agreement. The Company records such advance deposits as a liability and defers the related revenue recognition until delivery of an aircraft occurs, if any.

Income Taxes

The Company converted from an S corporation for tax purposes to a C corporation effective September 26, 2016. The Company follows guidance for income taxes and uncertain tax positions. Deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. Tax positions meeting the more-likely-than-not recognition threshold are measured in accordance with accounting guidance. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. No provision for income taxes was provided for the period from January 1, 2015 through September 25, 2016, as the stockholders of the Company were taxed on their proportionate share of the Company's income.

Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. However, no interest or penalties have been assessed as of December 31, 2022.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As the Company is in a net loss position as of December 31, 2022 and 2021, all dilutive items are antidilutive and therefore basic net loss per share equals diluted net loss per share. Potentially dilutive items outstanding as of December 31, 2022 and 2021 include stock options (Note 5), warrants (Note 5), and convertible notes (Note 4).

 New Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB issued ASU No. 2016-02, Leases (Topic 842). In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases, which provides clarification to ASU No. 2016-02. These ASUs require an entity to recognize a lease liability and a ROU asset in the balance sheets for leases with lease terms of more than 12 months. Lessor accounting is largely unchanged, while lessees will no longer be provided with a source of off-balance-sheet financing. This guidance is effective for fiscal years beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. As of December 31, 2022, the Company did not have any operating or financing leases with a lease term of more than 12 months.

On August 5, 2020, the FASB issued Accounting Standards Update 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). The ASU simplifies accounting for convertible instruments by removing the Cash Conversion Feature (CCF) and Beneficial Conversion Feature (BCF) separation models required under current U.S. Generally Accepted Accounting Principles (GAAP). The standard will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years.

The Company elected to early adopt ASU 2020-06 and therefore applied the guidance to convertible debt instruments outstanding in which a BCF was previously recognized. The Company elected the modified retrospective method of adoption which resulted in a $1,114,771 adjustment to the opening balance of retained earnings and APIC as of January 1, 2021.

xti aircraft company

Notes to Financial Statements

As of December 31, 2022 and 2021 and for the years then ended

Note 2 – Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31, 2022	December 31, 2021
Prepaid software	$19,917	$67,188
Prepaid insurance	17,637	8,202
Deposits	3,000	4,000
	$40,554	$79,390

Property and Equipment, Net

Property and equipment consisted of $35,292 and $35,292 of computer equipment purchases as of December 31, 2022 and 2021, respectively. Accumulated depreciation was $15,699 and $3,661 as of December 31, 2022 and 2021, respectively. Depreciation expense for the years ended December 31, 2022 and 2021 was $12,038 and $3,661, respectively, and is included in general and administrative expenses.

Accrued and Other Current Liabilities

Accrued and other current liabilities consisted of the following:

	December 31, 2022	December 31, 2021
Accrued bonuses	$305,350	$40,000
Accrued compensation and benefits	443,749	80,113
Accrued payroll taxes	443	3,985
Accrued unbilled professional fees	24,030	19,396
	$773,572	$143,494

Note 3 – Joint Venture

Effective May 31, 2021, the Company and Xeriant Inc. entered into a Joint Venture Agreement (“Agreement”) and other ancillary agreements under which Xeriant agreed to provide $10 million of funding to the Joint Venture (the “Intended Contribution”) to enable XTI to complete the preliminary design review of XTI’s TriFan 600 aircraft. Xeriant provided a total of $5,407,580 of funding under the Agreement and ceased providing funding in December 2021. The Agreement and the ancillary agreements expired by their terms on May 31, 2023. Although Xeriant did not make the full Intended Contribution, it is entitled to receive a pro rata portion of the agreed 10% of XTI common stock it would have received in exchange for its joint venture interest had it made the full Intended Contribution.

In satisfaction of its obligations the Company will issue 5.4% of its fully-diluted shares to Xeriant in exchange for Xeriant’s interest in the joint venture.

The Company considered ASC 480-10, Distinguishing Liabilities from Equity, and determined the financing arrangement with Xeriant through the Joint Venture is liability classified since the obligation must be settle by issuing a variable number of the Company’s equity shares. Furthermore, the Company considered ASC 815, Derivatives and Hedging, and determined the obligation should be recorded at fair value and marked to market periodically. Accordingly, the Company recorded a $330,501 fair value adjustment (resulting in an income gain) to the obligation for the year ended December 31, 2022. The Company also recorded a fair value adjustment (resulting in an income loss) to the obligation of $309,672 for the year ended December 31, 2021.

xti aircraft company

Notes to Financial Statements

As of December 31, 2022 and 2021 and for the years then ended

Note 4 – Convertible and Promissory Notes

The following table summarizes the status of the Company’s related party convertible and promissory notes as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Current:
Convertible Note – 2021 [a]	$1,007,323	$1,007,323
Convertible Note – 2017 [b]	30,000	30,000
Promissory Note – 2019 [c]	13,985	33,984
Convertible Note – 2018 [d]	550,000	-
Convertible Note – 2019 [e]	60,000	-
Unamortized Discounts	(40,938)	-
Current convertible and promissory notes - related party	$1,620,370	$1,071,307

Long-term:

Convertible Note – 2018 [d]	-	550,000
Convertible Note – 2019 [e]	-	60,000
Convertible Note – 2017 [f]	1,254,529	1,254,529
Convertible Note – 2021 [g]	2,500,000	2,500,000
Convertible Note – 2022 [h]	600,000	-
Convertible Note – 2022 [h] – embedded redemption feature	150,000
Unamortized Discounts	(701,217)	(852,708)
Unamortized Loan Costs	(122,712)	(210,667)
Long-term convertible and promissory notes - related party	$3,680,600	$3,301,154

Convertible Note – 2021 [a]

On December 31, 2021, the Company and its Chairman and majority stockholder agreed to combine existing notes and a revolver into a new convertible note. The new convertible note has a principal amount of $1,007,323 and accrues interest at a rate of 4% compounded annually, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 10% per annum. The convertible note matures upon the Company securing different levels of investment from third parties as follows:

•	$250,000 matures once the Company receives at least $20.0 million in total from investors;

•	$250,000 matures once the Company receives at least $25.0 million in total from investors;

•	$250,000 matures once the Company receives at least $30.0 million in total from investors; and

•	$257,323 matures once the Company receives at least $35.0 million in total from investors.

The noteholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company. The noteholder, at his option, may cause all or any portion of the unpaid principal and any accrued but unpaid interest to be converted into common stock of the Company (at a conversion price of $1.00 per share) at anytime on or before the fourth maturity date.

Interest expense on this obligation for the years ended December 31, 2022 and 2021 was $40,293 and $0, respectively. As of December 31, 2022, the accrued interest payable on this obligation was $40,293.

xti aircraft company

Notes to Financial Statements

As of December 31, 2022 and 2021 and for the years then ended

Convertible Note – 2017 [b]

During 2017, the Company entered into a convertible note with a stockholder who is now an employee of the Company. The note has a principal amount of $30,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date, interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum.

The noteholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The conversion may occur at any time on or before the maturity date of June 30, 2023.

Interest expense on this obligation for the years ended December 31, 2022 and 2021 was $3,745 and $3,494, respectively. As of December 31, 2022 and 2021, accrued interest payable on this obligation was $11,200 and $7,455, respectively

Promissory Note – 2019 [c]

During 2019, the Company converted outstanding payable balances owed to a consultant and stockholder of the Company into a promissory note. The note has a principal amount of $85,984 and accrues interest at a rate of 5.0% per annum. The principal balance outstanding as of December 31, 2022 and 2021 was $13,985 and $33,984, respectively.

Interest expense on this obligation for the years ended December 31, 2022 and 2021 was $1,096 and $2,466, respectively. As of December 31, 2022 and 2021, accrued interest payable on this obligation was $11,802 and $10,706, respectively.

The Company repaid the outstanding principal and accrued interest balances in full in July 2023.

Convertible Note – 2018 [d]

During 2018, the Company entered into a convertible note with a consultant and warrant holder of the Company. The note has a principal amount of $550,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum.

In conjunction with this convertible note, the Company issued warrants for the purchase of a total of 100,000 shares of common stock at an exercise price of $1.00 and 100,000 shares of common stock at an exercise price of $1.50. The warrants are exercisable upon the date of grant through the contractual term of 10 years.

This convertible note is presented on the balance sheet net of unamortized discounts of $36,033 related to the warrants issued for a net carrying balance of $513,967 as of December 31, 2022.

The noteholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The note matures on the earlier of [i] 60 days after the Company flies its first prototype of the TriFan 600 or [ii] November 1, 2023. The share conversion may occur at any time on or before November 1, 2023.

Interest expense on this obligation for the years ended December 31, 2022 and 2021 was $74,425 and $67,659, respectively. As of December 31, 2022 and 2021, accrued interest payable on this obligation was $268,676 and $194,251, respectively.

Convertible Note – 2019 [e]

During 2019, the Company entered into a convertible note with a consultant and stockholder of the Company. The note has a principal amount of $60,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. The principal balance outstanding as of December 31, 2022 and 2021 was $60,000.

This convertible note is presented on the balance sheet net of unamortized discounts of $4,905 related to warrants issued in conjunction with this convertible note, for a net carrying balance of $55,095 as of December 31, 2022.

xti aircraft company

Notes to Financial Statements

As of December 31, 2022 and 2021 and for the years then ended

The noteholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The note matures on the earlier of [i] 60 days after the Company flies its first prototype of the TriFan 600 or [ii] November 1, 2023. The share conversion may occur at any time on or before November 1, 2023.

Interest expense on this obligation for the years ended December 31, 2022 and 2021 was $7,956 and $7,233, respectively. As of December 31, 2022 and 2021, accrued interest payable on this obligation was $27,514 and $19,558, respectively.

Convertible Note – 2017 [f]

During 2017, the Company entered into a convertible note with a stock options holder and former board member of the Company. The note had a principal amount of $715,000 and accrued interest at a rate of 10.0% per annum. On April 1, 2021, the principal and accrued interest on this note (totaling $1,029,539) plus an additional $225,000 of new cash were combined into a new convertible note with a principal balance of $1,254,529. The new note bears interest at a rate of 10.0% per annum. The original convertible note was cancelled as part of this new note.

This convertible note is presented on the balance sheet net of unamortized discounts of $230,696 related to warrants issued in conjunction with this convertible note, for a net carrying balance of $1,023,833 as of December 31, 2022.

The noteholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The share conversion may occur at any time on or before November 1, 2023.

Interest expense on this obligation for the years ended December 31, 2022 and 2021 was $134,862 and $120,238, respectively. As of December 31, 2022 and 2021, accrued interest payable on this obligation was $228,952 and $94,090, respectively.

On May 9, 2023, the principal and accrued interest of the existing convertible note plus an additional $450,000 in cash were combined into a new replacement convertible note (the “replacement note”) with a principal amount of $1,986,918. The aforementioned convertible note entered into on April 1, 2021 was cancelled as part of this replacement note. The replacement note accrues interest at a rate of 10% per annum and matures on December 31, 2026. The noteholder has the right to receive repayment of the principal balance plus accrued interest at any time prior to the maturity date in shares of common stock of the Company at a value of $1.00 per share. If the noteholder has not provided the Company with prior written notice to either convert the note into shares or to demand cash repayment of the note on the maturity date, the remaining principal balance of the note plus accrued interest will automatically convert into shares on the maturity date.

In conjunction with the replacement note, the Company cancelled 627,264 warrants previously issued to the noteholder and issued 993,459 new warrants with an exercise price of $1.50. The new warrants are exercisable upon the date of grant through the expiration date of May 9, 2028.

Convertible Note – 2021 [g]

During 2021, the Company entered into convertible notes with a syndicate of investors. The notes have a combined principal amount of $2,500,000 and accrue interest at a rate of 4.0% per annum. In conjunction with the convertible notes, the Company issued stock options for the purchase of a total of 525,000 shares of common stock at an exercise price of $1.50. The options are exercisable upon the date of grant through the contractual term of 10 years. The noteholders have the right to receive repayment of the note at the earlier of (i) a change of control or (ii) at the note’s maturity date of May 23, 2024 in either cash or in shares of common stock of the Company at a value of $1.00 per share. The share conversion may occur prior to May 23, 2024 either (i) automatically upon the occurrence of the Company raising $10 million in financing, or (ii) at the option of the noteholder upon a change of control.

This convertible note is presented on the balance sheet net of (i) unamortized discounts of $175,786 related to options issued in conjunction with this convertible note, and (ii) unamortized loan costs of $122,712 related to the origination costs of the loan, for a net carrying balance of $2,201,502 as of December 31, 2022.

Interest expense on this obligation for the years ended December 31, 2022 and 2021 was $100,000 and $60,484, respectively. As of December 31, 2022 and 2021, the accrued interest payable balance on this obligation was $160,484 and $60,484, respectively.

xti aircraft company

Notes to Financial Statements

As of December 31, 2022 and 2021 and for the years then ended

Convertible Note – 2022 [h]

On October 21, 2022, the Company entered into a convertible note agreement with an existing convertible note and stock option holder. The note has a principal amount of $600,000 and accrues interest at a rate of 10.0% per annum.

In conjunction with the convertible note, the Company issued warrants for the purchase of a total of 150,000 shares of common stock at an exercise price of $1.92. The warrants are exercisable upon the date of grant through the contractual term of 5 years.

The note matures on October 21, 2025. The holder of the note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.25 per share. However, the share conversion may occur prior to October 21, 2025 at the option of the holder, or automatically converted by the Company upon the occurrence of any of the following:

•	Qualified Financing involving the sale of equity capital of the Company resulting in gross proceeds to the Company of at least $10 million, at which time the principal of the note and any accrued interest would convert into common shares at a conversion price equal to 75% of the cash price per share paid by purchasers participating in the Qualified Financing.

•	Qualified Business Combination involving a merger, share exchange, or reorganization not involving a change of control, at which time the principal of the note and any accrued interest would convert into common shares at a conversion price equal to the lower of (a) $1.25 or (b) 75% of the per share value imputed to the common stock in the Qualified Business Combination.

•	Change of Control – a sale, conveyance, or other disposition of all or substantially all of the Company’s assets or a merger of the Company with or into, or consolidation with, any other entity, as a result of which less than 50% of the voting power of the surviving entity is held by persons that are stockholders of the Company, at which time the principal of the note and any accrued interest would convert into common shares at a conversion price equal to 75% of the cash price per share imputed to the common stock in the Change of Control.

As the number of shares issued at settlement of the convertible note fluctuates based on the fair value of the Company’s equity shares under a Qualified Financing, Qualified Business Combination, or Change in Control scenario, the convertible note is classified as share-settled debt under accounting guidelines. Although the note may be settled in a variable number of shares in the event of a conversion, the predominant or likely event that would cause share settlement would be a Qualified Financing or a Qualified Business Combination, which are within the control of the Company. Therefore, there is not an obligation (either conditionally or unconditionally) to deliver a variable number of shares.

In determining the accounting treatment of the note’s share-settled redemption features, the Company considered ASC 815-15, Derivatives and Hedging - Embedded Derivatives, which provides accounting guidance on when an embedded component should be separated from its host instrument and accounted for separately as a derivative. Based on this guidance, the Company determined the share-settled redemption features are not clearly and closely related to the debt host because the features require settlement at a premium above 10% of par, which is deemed to be substantial, and is a contingently redeemable put feature that accelerates the repayment of principal. As such, the Company determined the redemption features should be bifurcated and accounted for separately as a derivative.

At issuance of the note, the bifurcated embedded derivative was measured at a fair value amount of $150,000 and the remaining issuance proceeds were allocated to the note. Subsequent to the initial measurement, the Company will re-measure the derivative at fair value at each reporting date with changes to the fair value recognized in earnings. There was no adjustment made as of the December 31, 2022 reporting date since there was no change to the fair value of the derivative. Additionally, the Company will accrete the note to its redemption value from the issuance date.

This convertible note is presented on the balance sheet at principal of $600,000, plus the embedded derivative of $150,000, less unamortized discounts of $294,735 related to the embedded redemption feature and the warrants issued in conjunction with this convertible note for a net carrying balance of $455,265 as of December 31, 2022.

Interest expense on this obligation for the year ended December 31, 2022 was $11,836. As of December 31, 2022, accrued interest payable on this obligation was $11,836.

xti aircraft company

Notes to Financial Statements

As of December 31, 2022 and 2021 and for the years then ended

SBA Loan

On June 3, 2020, the Company entered into a promissory note with the U.S. Small Business Administration (SBA). The note has a principal amount of $65,000 and accrues interest at a rate of 3.75% per annum. Monthly payments commence on June 3, 2021. The note matures on June 3, 2050 and is collateralized by tangible and intangible personal assets of the Company.

Interest expense on this obligation for the years ended December 31, 2022 and 2021 was $2,426 and $2,597, respectively. As of December 31, 2022 and 2021, accrued interest payable on this obligation was $6,439 and $4,013, respectively.

Note 5 – Stockholders’ Equity

The Company has authorized 100,000,000 shares of $0.001 par value common stock.

Regulation CF Crowdfunding

During the year ended December 31, 2021, the Company completed closings under this Reg CF filing and sold 389,020 shares of common stock at a value between $1.36 and $1.50 per share for net proceeds of $536,091 to 564 individual investors. This offering was closed during May 2021.

Issuances and Forfeitures of Common Stock

During the year ended December 31, 2022, the Company issued and sold 28,700 shares of common stock at $1.75 per share for gross proceeds of $50,225. During the year ended December 31, 2021, the Company issued and sold 162,500 shares of common stock between $1.30 and $2.00 per share for gross proceeds of $230,000.

In February 2019, the Company reached an agreement with a promissory note investor who is also a common stock shareholder (the “investor”) to retire the outstanding promissory note and for the investor to return 2,347,826 shares of the Company’s common stock in exchange for cash. During 2021, the Company made the final cash payment under the agreement resulting in the termination of the promissory note and 2,347,826 common shares held by the investor being returned to the Company. During 2022, the Company’s founder returned 1,000,000 common stock shares to the Company.

Stock Option Plan

During 2017, the Company adopted the 2017 Employee and Consultant Stock Ownership Plan (“2017 Plan”), which was amended in 2021 to increase the maximum shares eligible to be granted under the Plan. The Company may issue awards up to a maximum of 30,000,000 common shares in the form of restricted stock units and stock options to employees, directors, and consultants.

Under the 2017 Plan, stock options are generally granted with an exercise price equal to the estimated fair value of the Company’s common stock, as determined by the Company’s Board of Directors on the date of grant. Options generally have contractual terms of ten years. Incentive stock options (ISO) may only be granted to employees, whereas all other stock awards may be granted to employees, directors, consultants and other key persons.

As of December 31, 2022, the Company had 10,124,685 options outstanding comprised of (i) 6,694,685 fully vested options granted to employees, directors, consultants and other key persons, and (ii) 3,430,000 unvested options granted to employees that vest over a 4-year period.

The total grant date fair value for options issued during the year ended December 31, 2022 was $4,414,104. The Company valued the stock options using the Black-Scholes model with the following assumptions: expected term - 5 years; volatility of 74.10%; risk free yield between 1.92% and 4.16%; dividend rate - 0%; stock price between $1.67 and $1.75; exercise price between $1.67 and $1.75.

The Company recognized $4,563,007 and $12,467,732 of stock compensation expense for the years ended December 31, 2022 and 2021, respectively, which is included in general and administrative expenses. The Company also recognized income of $14,469,884 and $0 relating to stock option forfeitures during the years ended December 31, 2022 and 2021, respectively, which is included in operating income. Unrecognized compensation expense as of December 31, 2022 was $2,433,211, which will be amortized to expense over the weighted average remaining term of 3.08 years.

xti aircraft company

Notes to Financial Statements

As of December 31, 2022 and 2021 and for the years then ended

See below for a summary of the stock options granted under the 2017 plan:

	2017 Plan	Weighted Average Exercise Price per Share
Outstanding – December 31, 2020	5,000,270	$1.22
Granted	15,815,135	$1.72
Exercised	-	$-
Expired	-	$-
Forfeitures	-	$-
Outstanding – December 31, 2021	20,815,405	$1.60
Granted	4,190,500	$1.70
Exercised	-	$-
Expired	-	$-
Forfeitures	(14,881,220)	$(1.64)
Outstanding – December 31, 2022	10,124,685	$1.58

Exercisable at December 31, 2021	17,465,405	$1.57

Exercisable at December 31, 2022	6,694,685	$1.51

The weighted average Black-Scholes fair value and exercise price of stock options issued during the year ended December 31, 2021 was $1.05 and $1.72 per share, respectively. The weighted average Black-Scholes fair value and exercise price of stock options issued during the year ended December 31, 2022 was $1.05 and $1.70 per share, respectively.

Warrants

The following table summarizes the status of the Company’s common stock warrants as of December 31, 2022 and changes during the period then ended:

Common Stock Warrants	Number of Underlying Shares	Weighted Average Exercise Price per Share
Outstanding – December 31, 2020	1,533,780	$0.90
Granted	37,910	$1.50
Granted	627,264	$1.50
Cancelled	(491,391)	$1.50
Expired	(100,000)	$1.00
Outstanding – December 31, 2021	1,607,563	$0.97
Granted	6,357,474	$0.01
Granted	150,000	$1.92
Granted	15,111	$1.50
Outstanding – December 31, 2022	8,130,148	$0.24

During the year ended December 31, 2021, the Company issued a service provider warrants for 37,910 shares of common stock at an exercise price of $1.50 per share. During the year ended December 31, 2022, the Company issued additional warrants for 15,111 shares of common stock to the same service provider at an exercise price of $1.50 per share. The warrants were issued to the service provider in conjunction with a previous Reg A crowdfunding campaign in which warrants originally issued increase by 25% every six months until the Company has a liquidity event, as defined in the warrant agreement. The Company considered accounting guidance and determined that the warrants are liability classified. The warrant liability will be re-measured at fair value each reporting period.

xti aircraft company

Notes to Financial Statements

As of December 31, 2022 and 2021 and for the years then ended

On April 1, 2021 and in conjunction with the Convertible Note 2017[f] (Note 4), the Company cancelled 491,391 warrants previously issued with an exercise price of $1.50 and issued 627,264 new warrants with an exercise price of $1.50. The warrants are exercisable upon the date of grant through the contractual term of 5 years. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company determined the net grant-date fair value of the warrants was $634,415, which has been recorded as a debt discount and additional paid-in-capital. The debt discounts are being accreted to interest expense through the maturity date of December 31, 2023.

On February 2, 2022, the Company executed a conditional purchase order with a regional airline customer to deliver 100 TriFan aircraft. In conjunction with this purchase order, the Company issued a warrant for the purchase of a total of 6,357,474 shares of common stock at an exercise price of $0.01. The warrant vests as follows:

•	One third (1/3rd) of the warrants vested on February 2, 2022 upon execution of the purchase order agreement;

•	One third (1/3rd) of the warrants will vest: (i) in the event that the Company is acquired by a special purpose acquisition corporation (SPAC) and the customer, in its sole discretion, invests a minimum of $10 million in any private investment in public entity (PIPE) consummated in connection with such SPAC transaction, or (ii) upon the occurrence of any other Liquidation Event (as defined in the agreement) resulting in change control of the Company; and

•	One third (1/3rd) of the warrants will vest upon acceptance of delivery and final purchase by the customer of the first TriFan aircraft.

As of December 31, 2022, warrants to purchase one-third or 2,119,137 shares were vested. The other two vesting milestones noted above have not yet been achieved. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company determined the grant-date fair value of the warrants was $11,067,091, which the vested portion of $3,652,140 has been recorded as general and administrative expense and additional paid-in-capital for the year ended December 31, 2022.

On October 21, 2022 and in conjunction with the Convertible Note 2022[h] (Note 4), the Company issued 150,000 warrants with an exercise price of $1.92. The warrants are exercisable upon the date of grant through the contractual term of 5 years. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company determined the net grant-date fair value of the warrants was $152,415, which has been recorded as a debt discount and additional paid-in-capital. The debt discounts are being accreted to interest expense through the note maturity date of October 21, 2025.

Warrants granted during 2022 and 2021 were valued using the following Black-Scholes pricing model inputs:

	2022	2021
Risk Free Interest Rate	1.60% - 4.16%	0.92% - 1.26%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	74.00% - 74.10%	74.00% - 86.50
Expected Life (years)	5.0	5.0
Fair Value per Warrant	$1.02 - $1.74	$1.01 - $1.10

Note 6 - Related Party Transactions

See Note 4 for disclosure of related party promissory notes and convertible notes.

The Company’s founder and majority stockholder provides legal and strategic consulting services for the Company. During the years ended December 31, 2022 and 2021, the Company paid its founder compensation of $100,000 and $56,000, respectively. As of December 31, 2022 and 2021, the Company accrued payable amounts for the founder’s consulting services of $260,000 and $240,000, respectively.

xti aircraft company

Notes to Financial Statements

As of December 31, 2022 and 2021 and for the years then ended

During the years ended December 31, 2022 and 2021, the Company paid its Chief Operating Advisor (COA) consultant, who is also a board member and stockholder, compensation of $30,000 and $101,000, respectively. As of December 31, 2022 and 2021, the Company owed its COA payable amounts of $60,000 and $0, respectively.

The Company’s Chief Technical Advisor (CTA) consultant is also a stock options holder. The Company paid its CTA compensation of $100,000 and $175,000 during the years ended December 31, 2022 and 2021, respectively. The Company owed its CTA payables of $30,000 and $10,000 as of December 31, 2022 and 2021, respectively.

Note 7 – Fair Value Measurements

Financial assets and liabilities and nonfinancial assets and liabilities are measured at fair value on a recurring (annual) basis under a framework of a fair value hierarchy which prioritizes the inputs into valuation techniques used to measure fair value into three broad levels. This hierarchy gives the highest priority to quoted prices (unadjusted) in active markets and the lowest priority to unobservable inputs. Further, financial assets and liabilities should be classified by level in their entirety based upon the lowest level of input that was significant to the fair value measurement.  The three levels of the fair value hierarchy are as follows:

Level 1:  Unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2:  Quoted prices in inactive markets for identical assets or liabilities, quoted prices for similar assets or liabilities in active markets, or other observable inputs either directly related to the asset or liability or derived principally from corroborated observable market data.

Level 3:  Unobservable inputs due to the fact that there is little or no market activity. This entails using assumptions in models which estimate what market participants would use in pricing the asset or liability.

The following table summarizes the Company’s financial assets and liabilities measured on a recurring basis at fair value as of December 31, 2022 by respective level of the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
As of December 31, 2022:
Liabilities:
Xeriant obligation	-	$5,386,751	-	$5,386,751
Warrant liability	-	333,344	-	333,344
Convertible Note 2022 [h] – embedded derivative	-	150,000	-	150,000
	$-	$5,870,095	$-	$5,870,095
As of December 31, 2021:
Liabilities:
Xeriant obligation	-	$5,717,252	-	$5,717,252
Warrant liability	-	$345,292	-	$345,292
	$-	$6,062,544	$-	$6,062,544

There were no financial assets and liabilities measured on a non-recurring basis as of December 31, 2022 or December 31, 2021.

The warrants were valued at the time of grant using the Black-Scholes model. Key assumptions include a 5-year term, volatility between 74.00% and 74.10%, and no expected dividends.

The Xeriant obligation was valued at the Company’s share price of $1.67 (based on an independent valuation) as of December 31, 2022.

xti aircraft company

Notes to Financial Statements

As of December 31, 2022 and 2021 and for the years then ended

Note 8 – Commitments and Contingencies

Contingencies

The Company is subject to claims and assessments from time to time in the ordinary course of business. Accruals for litigation and contingencies are reflected in the consolidated financial statements based on management’s assessment, including the advice of legal counsel, of the expected outcome of litigation or other dispute resolution proceedings and/or the expected resolution of contingencies. Liabilities for estimated losses are accrued if the potential losses from any claims or legal proceedings are considered probable and the amounts can be reasonably estimated. Significant judgment is required in both the determination of probability of loss and the determination as to whether the amount can be reasonably estimated. Accruals are based only on information available at the time of the assessment due to the uncertain nature of such matters. As additional information becomes available, management reassesses potential liabilities related to pending claims and litigation and may revise its previous estimates, which could materially affect the Company’s consolidated results of operations in a given period. As of December 31, 2022, and 2021, the Company was not involved in any material legal proceedings.

On June 5, 2023 the Company received a demand letter (the “Demand Letter”) from Xeriant Inc. claiming that the Company breached its obligations under a letter dated May 17, 2022 (the "May 17 letter”) arising from Xeriant’s introducing the Company to a Nasdaq-listed company (the “Acquirer”) as a potential acquirer of the Company.  The Company believes it has no obligation to Xeriant under the May 17, 2022 letter and intends to vigorously defend any litigation if filed.

Chairman Consulting Agreement

The Company has a commitment to pay its Chairman and majority shareholder, per a 2021 payable agreement, a deferred compensation amount of $200,000, earned under a 2015 consulting arrangement, upon the Company securing $50 million in total debt and equity fundraising. The Company has accrued the full $200,000 amount as of December 31, 2022, which is included in Related Party Payables within the accompanying balance sheets.

CFO Consulting Agreement

On July 1, 2022, the Company entered into a consulting agreement with an individual to serve as the Company’s CFO. In connection with the agreement as amended effective January 1, 2023, the CFO consultant may be entitled to a performance bonus of $400,000 upon successful delivery of services as outlined in the agreement. The Company has not accrued any cash bonus amounts in its accompanying financial statements as of December 31, 2022 since no portion of the cash bonus was deemed to be earned.

Financial Advisory Agreements

On June 7, 2022, we entered into an Advisory Agreement with an investment banking firm to assist us with fundraising activities. In connection with the agreement, XTI has the following commitments:

•	M&A fee, if a business combination including a de-SPACing transaction with a SPAC is consummated, equal to the greater of $1,000,000 (minimum fee) and the sum of the following amounts (i) 4% of the first $100 million of the aggregate value (as defined in the agreement) of the business combination, (ii) 3% of any amount of the aggregate value between $100 million and $200 million, (iii) 2% of any amount of the aggregate value between $200 million and $300 million, and (iv) 1% of any amount of the aggregate value exceeding $300 million.

•	Financing fee between 3% and 6% of the aggregate amount of proceeds received by the Company for financing transactions.

Note 9 – Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

There are no significant matters determined to be unrecognized tax benefits taken or expected to be taken in a tax return, in accordance with ASC 740 “Income Taxes”, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements and have been recorded on the Company’s financial statements for the years ended December 31, 2022 and 2021. The Company does not anticipate a material change to unrecognized tax benefits in the next twelve months.

xti aircraft company

Notes to Financial Statements

As of December 31, 2022 and 2021 and for the years then ended

The income tax provision from operations consists of the following:

	December 31,
	2022	2021
Current
Federal	$-	$-
State	-	-
	$-	$-
Deferred
Federal	$(96,604)	$(3,874,334)
State	(16,837)	(675,241)
Valuation allowance	113,441	4,549,575
	$-	$-

A reconciliation between the expected federal income tax rate and the actual tax rate is as follows:

	December 31,
	2022	2021
Computed income taxes at 21% and 21%	$(20,617)	$(3,874,334)

Increase in income taxes resulting from:
State and local income taxes, net of federal impact	(3,593)	(675,241)
Change in valuation allowance	113,441	4,549,575
Change in tax rate	-	-
Non-deductibles and other	(89,231)	-
Provision for income taxes	-	-

A summary of deferred tax assets and liabilities are as follows:

	December 31,
	2022	2021
Deferred tax assets
Accruals and reserves	$2,093,213	$827,369
Capitalized R&D	657,802	-
Stock compensation	2,049,060	4,492,096
Net operating loss carryforwards	2,905,104	2,272,273
Total deferred tax assets	7,705,179	7,591,738
Valuation allowance	(7,705,179)	(7,591,738)
Net deferred tax assets	-	-

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Due to the uncertainty of the business in which the Company operates, projections of future profitability are difficult and past operating results are not necessarily indicative of future profitability. Management does not believe it is more likely than not that the deferred income tax assets will be realized; accordingly, a full valuation allowance has been established on net deferred income tax assets.

xti aircraft company

Notes to Financial Statements

As of December 31, 2022 and 2021 and for the years then ended

As of December 31, 2022, the Company has federal net operating loss carryforwards (“NOLs”) of approximately $11,780,633, of which $1,420,065 will begin to expire in 2036 and the remainder do not expire. As of December 31, 2021, the Company has federal NOLs of approximately $9,576,255, of which $1,420,065 will begin to expire in 2036 and the remainder do not expire.

As of December 31, 2021, the Company had a federal R&D tax credit for qualified development expenses of $170,207, which is classified as a Tax Receivable on the balance sheet. The Company was eligible under IRS guidelines to apply the credit against federal payroll taxes starting with the first quarter of 2022. As of December 31, 2022, the tax receivable balance was $126,949.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Note 10 – Subsequent Events

On January 5, 2023, the Company entered into a promissory note agreement with its Chairman and majority shareholder. The note has a principal amount of $125,000 and accrues interest at a rate of 5% per annum. The note matures at the earlier of (i) thirty (30) days after the closing of a business combination, or (ii) January 5, 2024.

On January 30, 2023, the Company entered into a new convertible note agreement with an existing convertible note and stock option holder. The note has a principal amount of $300,000 and accrues interest at a rate of 10.0% per annum. In conjunction with the convertible note, the Company issued warrants for the purchase of a total of 39,063 shares of common stock at an exercise price of $1.92. The warrants are exercisable upon the date of grant through the contractual term of 5 years.

The note matures on October 21, 2025. The holder of the note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.25 per share. However, the share conversion may occur prior to October 21, 2025 at the option of the holder, or automatically converted by the Company upon the occurrence of any of the following:

•	Qualified Financing involving the sale of equity capital of the Company resulting in gross proceeds to the Company of at least $10 million, at which time the principal of the note and any accrued interest would convert into common shares at a conversion price equal to 75% of the cash price per share paid by purchasers participating in the Qualified Financing.

•	Qualified Business Combination involving a merger, share exchange, or reorganization not involving a change of control, at which time the principal of the note and any accrued interest would convert into common shares at a conversion price equal to the lower of (a) $1.25 or (b) 75% of the per share value imputed to the common stock in the Qualified Business Combination.

•	Change of Control – a sale, conveyance, or other disposition of all or substantially all of the Company’s assets or a merger of the Company with or into, or consolidation with, any other entity, as a result of which less than 50% of the voting power of the surviving entity is held by persons that are stockholders of the Company, at which time the principal of the note and any accrued interest would convert into common shares at a conversion price equal to 75% of the cash price per share imputed to the common stock in the Change of Control.

On March 10, 2023, the Company entered into a promissory note agreement with a Nasdaq listed company. The note has a principal amount of $300,000 and accrues interest at a rate of 10% per annum. The note matures on December 31, 2023. On June 13, 2023, the Company entered into another promissory note agreement with the same Nasdaq listed company. The note has a principal amount of $150,000 and accrues interest at a rate of 10% per annum. The note also matures on December 31, 2023.

On May 9, 2023, the Company entered into a replacement convertible note with an existing convertible noteholder upon receiving an additional $450,000 in financing. Refer to Note 4 - Convertible Note – 2017 [f].

On May 9, 2023, the Company issued and sold 144,000 shares of common stock to a non-executive officer and his family member at $1.25 per share for gross proceeds of $180,000. In conjunction with this transaction, the Company issued warrants to purchase 90,000 shares of common stock at a $1.50 exercise price with a maturity date of May 9, 2028. The warrants may be exercised at the option of the holders anytime from the issuance date through the maturity date.

xti aircraft company

Notes to Financial Statements

As of December 31, 2022 and 2021 and for the years then ended

There were no additional subsequent events that required recognition or disclosure in the financial statements.

INDEX TO EXHIBITS

Exhibit 2.1	Certificate of Incorporation (AVX Aircraft Technologies, Inc.) -- September 29, 2009 (1)
Exhibit 2.2	Certificate of Amendment to the Certificate of Incorporation (AVX Aircraft Technologies, Inc.) (2)
Exhibit 2.3	Bylaws of AVX Aircraft Technologies, Inc. -- September 30, 2009 (3)
Exhibit 2.4	Certificate of Validation and Certificate of Amendment -- November 10, 2015 (4)
Exhibit 6.1	Consulting Agreement with David E. Brody -- October 1, 2015 (6)
Exhibit 6.2	Consulting Agreement with Answer Engineering, LLP -- May 1, 2014 (7)
Exhibit 6.3	Director Services Agreement with Jeff Pino -- January 1, 2015 (8)
Exhibit 6.4	Consulting Agreement with Dennis Olcott -- January 1, 2015 (9)
Exhibit 6.5	Consulting Agreement with Charles Johnson -- January 1, 2015 (10)
Exhibit 6.6	Consulting Agreement with David A. Bovino -- August 1, 2015 (11)
Exhibit 6.7	Agreement with Acuity Advisors (12)
Exhibit 6.9	Unsecured Convertible Promissory Note with David Brody -- August 31, 2015 (13)
Exhibit 6.10	Promissory Note with Jeffrey Pino -- September 30, 2015 (14)
Exhibit 6.11	Promissory Note with Jeffrey Pino -- December 11, 2015 (15)
Exhibit 6.12	Consulting Agreement with Robert Labelle – February 1, 2017 (16)
Exhibit 6.13	Revolving Credit Promissory Note with David E. Brody – January 1, 2016 (17)
Exhibit 6.14	Convertible Promissory Note with Robert Denehy – October 25, 2017 (18)
Exhibit 6.15	Convertible Promissory Note with Saleem Zaheer – October 30, 2017 (19)
Exhibit 6.17	Amended Convertible Promissory Note with Robert Denehy – November 1, 2018 (20)
Exhibit 6.18	Consulting Agreement with Robert Labelle – January 1, 2019 (21)
Exhibit 6.19	Promissory Note with David E. Brody – November 14, 2019 (22)
Exhibit 6.20	Xeriant Joint Venture Agreement (23)
Exhibit 6.21	Promissory Note with David E. Body – January 5, 2023 (24)
Exhibit 7	Assignment and Assumption Agreement -- July 30, 2013 (25)

(1) Filed as an exhibit to the Company’s Form 1-A available here, https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-1.htm.

(2) Filed as an exhibit to the Company’s Form 1-A available here, https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-2.htm.

(3) Filed as an exhibit to the Company’s Form 1-A available here, https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-4.htm.

(4) Filed as an exhibit to the Company’s Form 1-A available here, https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-3.htm.

(5) Filed as an exhibit to the Company’s Form 1-A available here, https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit4.htm.

(6) Filed as an exhibit to the Company’s Form 1-A available here, https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-1.htm

(7) Filed as an exhibit to the Company’s Form 1-A available here, https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-2.htm.

(8) Filed as an exhibit to the Company’s Form 1-A available here, https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-3.htm.

(9) Filed as an exhibit to the Company’s Form 1-A available here, https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-4.htm.

(10) Filed as an exhibit to the Company’s Form 1-A available here, https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-5.htm.

(11) Filed as an exhibit to the Company’s Form 1-A available here, https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-6.htm.

(12) Filed as an exhibit to the Company’s Form 1-A available here, https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-7.htm.

(13) Filed as an exhibit to the Company’s Form 1-A available here, https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-9.htm.

(14) Filed as an exhibit to the Company’s Form 1-A available here, https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-10.htm.

(15) Filed as an exhibit to the Company’s Form 1-A available here, https://www.sec.gov/Archives/edgar/data/1638850/000164460016000066/exhibit611.htm.

(16) Filed as an exhibit to the Company’s Form 1-K available here, https://www.sec.gov/Archives/edgar/data/1638850/000164460017000075/exhibit6-12.htm.

(17) Filed as an exhibit to the Company’s Form 1-K available here, https://www.sec.gov/Archives/edgar/data/1638850/000164460017000075/exhibit6-13.htm.

(18) Filed as an exhibit to the Company’s Form 1-K available here, https://www.sec.gov/Archives/edgar/data/1638850/000114420418024044/tv492480_ex6-14.htm.

(19) Filed as an exhibit to the Company’s Form 1-K available here, https://www.sec.gov/Archives/edgar/data/1638850/000114420418024044/tv492480_ex6-15.htm.

(20) Filed as an exhibit to the Company’s Form 1-K available here, https://www.sec.gov/Archives/edgar/data/1638850/000114420419024020/tv520084_ex6-17.htm.

(21) Filed as an exhibit to the Company’s Form 1-K available here, https://www.sec.gov/Archives/edgar/data/1638850/000114420419024020/tv520084_ex6-18.htm.

(22) Filed as an exhibit to the Company’s Form 1-K available here, https://www.sec.gov/Archives/edgar/data/1638850/000110465920052110/tm2017794d1_ex6-19.htm.

(23) Filed as an exhibit to the Company’s Form 1-SA available here, https://www.sec.gov/Archives/edgar/data/1638850/000110465922078856/tm2219481d1_ex6-20.htm.

(24) Filed herewith.

(25) Filed as an exhibit to the Company’s Form 1-A available here, https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit7.htm.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTI Aircraft Company
By David E. Brody,
Signature:	/s/ David E. Brody
Chairman of the Board
Date: July 13, 2023

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Michael Hinderberger
Michael Hinderberger, Chief Executive Officer, Principal Executive Officer
Date: July 13, 2023

/s/ John Griffo
John Griffo, Principal Financial Officer, Principal Accounting Officer
Date: July 13, 2023

/s/ David E. Brody
David E. Brody, Chairman
Date: July 13, 2023

/s/ Charles Johnson
Charles Johnson, Director

Date: July 13, 2023